Exhibit 2.1

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

VIELA BIO, INC.,

a Delaware corporation;

HORIZON THERAPEUTICS USA, INC.,

a Delaware corporation;

TEIRIPIC MERGER SUB, INC.,

a Delaware corporation; and

solely for purposes of Sections 6.7 and 9.12

HORIZON THERAPEUTICS PLC,

a public limited company organized under the laws of Ireland.

Dated as of January 31, 2021

i

(continued)

(continued)

(continued)

		Page

9.10	Fees and Expenses	73

9.11	Liability of Financing Sources	73

9.12	Guaranty	75

9.13	Construction	75

Exhibit A	Certain Defined Terms
Exhibit B	Surviving Corporation Certificate of Incorporation
Annex I	Conditions to Offer
Annex II	Form of Tender and Support Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of January 31, 2021 (the “Agreement Date”), by and among HORIZON THERAPEUTICS USA, INC., a Delaware corporation and an indirect wholly owned subsidiary of Ultimate Parent (“Parent”); TEIRIPIC MERGER SUB, INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”); VIELA BIO, INC., a Delaware corporation (the “Company”); and solely for purposes of Sections 6.7 and 9.12, HORIZON THERAPEUTICS PLC, a public limited company organized under the laws of Ireland (“Ultimate Parent”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Company Shares”) for $53.00 per share of Company Common Stock, in cash (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding Taxes.

B. Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Company Share (other than Excluded Shares and Dissenting Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding Taxes, and (ii) the Company shall become a direct wholly owned Subsidiary of Parent as a result of the Merger.

C. The Company Board has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer (the recommendation of the Company Board, the “Company Board Recommendation”).

D. The board of directors or authorized committee thereof of each of Parent and Purchaser have approved this Agreement and the Transactions and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

E. Each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Company Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the Agreement Date, in substantially the form set forth in Annex II, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Company Shares to Purchaser in the Offer (the “Tender Agreements”).

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1 THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as reasonably practicable after the Agreement Date, subject to the Company then being prepared to file the Schedule 14D-9 on the same day as the commencement of the Offer, and having complied in all material respects with its obligations to provide information to Purchaser pursuant to Section 1.1(e) and 1.2(b), but in no event more than ten (10) Business Days after the Agreement Date, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Company Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Closing”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains terms not inconsistent with those set forth in this Agreement. Purchaser and Parent expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Company Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares (collectively, the “Company Stockholders”) in its capacity as such, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date of the Offer (except to the extent permitted or required pursuant to Section 1.1(c)) or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire one minute following 11:59 p.m. Eastern Time, on the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” and such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted hereunder and under applicable Laws, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) the minimum period required by any Law or any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied or (B) the Minimum Condition is not satisfied, at the request of the Company, Purchaser shall extend the Offer on up to two occasions for additional periods specified by the Company of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied; provided, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Company Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Company Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to cause the Offer

Documents as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly furnish in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company Stockholders that may be required under applicable Laws and/or in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Parent shall provide or cause to be provided to Purchaser all of the funds necessary to purchase the Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause each of Purchaser and the Surviving Corporation to perform, on a timely basis, all of Purchaser’s and Surviving Corporation’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Company Shares held by them into the Offer.

(g) Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) promptly after the Expiration Date (i) irrevocably accept for payment all Company Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) pay for such Company Shares.

1.2 Company Actions.

(a) Schedule 14D-9. On the day that the Offer is commenced, substantially contemporaneously with and following the filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Company Shares, in each case as and to the extent required by applicable Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements or exhibits thereto, the “Schedule 14D-9”) that (A) unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 6.1(b), shall reflect the Company Board Recommendation and (B) includes a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL. Prior to such filing and dissemination the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and for the notice to comply with Section 262 of the DGCL. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly, and in any event within five (5) Business Days after the Agreement Date, furnish or cause to be furnished to Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date.” The information contained in any such labels, listings and files furnished in accordance with this Section 1.2(b) shall be held in confidence by Parent and Purchaser in accordance with the requirements of the Confidentiality Agreement.

SECTION 2 MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company shall continue as the Surviving Corporation, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 2.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place electronically at 7:45 a.m. Eastern Time as promptly as practicable (but in any event no later than the third (3rd) Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, concurrently with the Closing or as soon as practicable following the Closing, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time, as determined by Parent prior to Closing, to conform to Exhibit B, except that the name of the Surviving Corporation shall be “Viela Bio, Inc.”;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

2.5 Conversion of Company Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Company Shares then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Company Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above (the “Excluded Shares”) and subject to Section 2.5(b), each Company Share outstanding immediately prior to the Effective Time shall be cancelled and (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding of Taxes, and each holder of a Certificate or a Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.6; and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the Agreement Date and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Company Shares to receive the aggregate Offer Price to which such holders shall become entitled pursuant to Section 1.1(b) and the aggregate Merger Consideration to which such holders shall become entitled pursuant to Section 2.5. Substantially concurrent with the Effective Time, Parent or Purchaser shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the aggregate Offer Price payable pursuant to Section 1.1(b) and the aggregate Merger Consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation.

(b) Promptly after the Effective Time (but in no event later than five (5) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the Company Shares entitled to receive the Merger Consideration pursuant to Section 2.5 (i) a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof in accordance with Section 2.6(e), if applicable) to the Paying Agent), or a customary agent’s message in respect of Book-Entry Shares and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu in accordance with Section 2.6(e), if applicable) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Offer Price payable upon the surrender of any Certificates or Book-Entry Shares, for the benefit such holder. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the Transfer Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates, or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration, as applicable, that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such shares to any Governmental Entity pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the Closing Date, the stock transfer books of the Company with respect to the Company Shares shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Laws.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against Parent, Purchaser, the Surviving Corporation or any of their respective Affiliates with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.9), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and the holder thereof shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL in respect of any such shares; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal, such holder’s Company Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.9), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Shares, and Parent shall have the right to participate in and direct (provided that such direction may not result in a binding obligation on the part of the Company that is effective prior to the Effective Time) all negotiations and proceedings with respect to such demands. Prior to the Closing, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. The Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

2.8 Treatment of Company Options.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time (i) that would otherwise be eligible to vest in accordance with its terms on or before June 1, 2021, subject solely to the continued services of the holder of such Company Option with the Company through such date or (ii) held by a non-employee director of the Company, shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, subject to the continued services of the holder of such Company Option with the Company through immediately prior to the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding, vested and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive cash in an amount equal to (A) the total number of shares of Company Common Stock subject to such Company Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per share of Company Common Stock under such cancelled Company Option, without interest. No holder of a Company Option that has an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

(b) As soon as reasonably practicable after the Effective Time (but no later than fifteen (15) days after the Effective Time), Parent or Purchaser shall pay, or shall cause to be paid, through the Surviving Corporation’s or the applicable Subsidiary’s payroll the aggregate consideration payable hereunder with respect to vested Company Options (net of any withholding Taxes required to be deducted and withheld by applicable Law in accordance with Section 2.9) (e.g. with respect to payments made to a current or former Company employee); provided, however, that to the extent that withholding taxes are not required to be deducted and withheld by applicable Law (e.g., the holder of a Company Option is not, and was not at any time during the vesting period of the Company Option, an employee of the Company or any other Acquired Corporation for employment tax purposes), the consideration payable pursuant to this Section 2.8 with respect to such Company Option shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.6.

(c) Subject to Section 2.8(a), each Company Option that is unvested and outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase Ultimate Parent Ordinary Shares (each, a “Converted Option”). Except as expressly provided below, each Converted Option will continue to have and be subject to substantially the same vesting terms and conditions as were applicable to such Company Option immediately before the Effective Time, except that (i) each Converted Option will be exercisable for that number of shares of Ultimate Parent Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time and (B) the Equity Award Exchange Ratio; and (ii) the per share exercise price for each share of Ultimate Parent Ordinary Shares issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (B) the Equity Award Exchange Ratio; provided, however, that the exercise price and the number of shares of Ultimate Parent Ordinary Shares purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Ultimate Parent Ordinary Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code and the applicable regulations promulgated thereunder.

(d) At the Effective Time, Parent shall assume the Company Equity Plans and be entitled to grant equity awards, to the extent permissible under applicable Law, using the remaining share reserve of the Viela Bio Amended and Restated 2018 Equity Incentive Plan as of the Effective Time (including any shares subsequently returned to such share reserves as a result of the termination and forfeiture of Company Options), except that: (i) shares covered by such awards shall be Ultimate Parent Ordinary Shares; (ii) all references in the Viela Bio Amended and Restated 2018 Equity Incentive Plan to a number of Company Shares shall be deemed amended to refer instead to a number of Ultimate Parent Ordinary Shares determined by multiplying the number of referenced Company Shares by the Equity Award Exchange Ratio, and rounding the resulting number down to the nearest whole number of Ultimate Parent Ordinary Shares; (iii) the compensation committee of Parent’s board of directors shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the administration of the Company Equity Plans; and (iv) the Company Equity Plans shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan.

2.9 Withholding. Each of the Paying Agent, Surviving Corporation, Parent, Ultimate Parent and Purchaser (and any of their designees) shall be entitled to deduct and withhold (or cause its agents to deduct and withhold) from the amounts otherwise payable pursuant to this Agreement such amounts it determines are required by Law to be deducted and withheld with respect to Taxes. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows, it being understood that each representation and warranty contained in this Section 3 (other than, in the case of clause (i) of this paragraph, the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.21, 3.24 or 3.25) is subject to (i) disclosures set forth in the Company SEC Documents filed with, or furnished to, the SEC on or after October 4, 2019 and prior to the Agreement Date and publicly available on EDGAR (excluding any disclosures set forth in any section of any Company SEC Document entitled “Risk Factors”, “Forward-Looking Statements” or any disclosures included in such documents that are general cautionary, predictive or forward-looking in nature), (ii) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Letter delivered by the Company to Parent and Purchaser immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) corresponding to the particular Section or subsection in this Section 3 and (iii) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty:

3.1 Organization, Standing and Power.

(a) Each of the Acquired Corporations (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, (ii) has all requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has Made Available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, as applicable, of each of the Acquired Corporations, including all amendments thereto, as in effect on the Agreement Date, which certificate of incorporation, bylaws and other charter and organizational documents are all in full force and effect. No Acquired Corporation is in violation in any material respect of any of the provisions of its charter or organizational documents.

3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 200,000,000 Company Shares and 5,000,000 shares of the Company’s preferred stock, par value of $0.001 per share. As of the close of business on January 29, 2021, (i) 54,904,033 Company Shares (excluding treasury shares) were issued and outstanding, (ii) there were 0 Company Shares held by the Company in its treasury, and (iii) 5,965,621 Company Shares were reserved for issuance pursuant to Company Equity Plans (of which 4,216,056 shares were subject to outstanding Company Options). All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in Section 3.2(a)(iii) above will be, if and when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable.

(b) No shares of capital stock of the Company are owned by any Subsidiary of the Company. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens). None of the Acquired Corporations have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with Company Stockholders or the stockholders of any other Acquired Corporation, as applicable, on any matter.

(c) Except as set forth in Section 3.2(a) and in Section 3.3 of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other voting securities or equity interests of any of the Acquired Corporations, (ii) securities of any Acquired Corporation convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of any Acquired Corporation, or (iii) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from any of the Acquired Corporations, or obligations of any of the Acquired Corporations to issue, any shares of capital stock of any of the Acquired Corporations, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any of the Acquired Corporations or rights or interests described in clause (iii). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been issued in compliance in all material respects with all applicable securities Laws. There are no outstanding (A) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of any of the Acquired Corporations or other equity equivalent or equity-based award or right, (B) obligations of any of the Acquired Corporations to repurchase, redeem or otherwise acquire any such securities or (C) stockholder rights plans (or similar plan common referred to as a “poison pill”) or Contracts under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d) All outstanding Company Equity Awards have been granted under the Company Equity Plans. The Company has Made Available to Parent or Parent’s Representatives copies of (i) all Company Equity Plans covering the Company Equity Awards outstanding as of the Agreement Date, and (ii) all grant notices and forms of agreements evidencing such Company Equity Awards. The Company Equity Plans are the only plans or programs that the Company or any of its Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding. Except as set forth in Section 3.2(d) of the Company Disclosure Letter, an election pursuant to Section 83(b) of the Code was timely filed for all Company restricted stock awards that vested within the 12 month period prior to the Agreement Date.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the Agreement Date, as applicable: (i) the name of the holder, (ii) the number of Company Shares subject to such Company Option at the time of grant, (iii) the number of Company Shares subject to such Company Option as of the Agreement Date, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule including any acceleration provisions and the number of vested and unvested shares as of the Agreement Date, (vii) the date on which such Company Option expires, and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. As of January 29, 2021, the weighted average exercise price of the Company Options outstanding as of that date was $19.20.

(f) Except as set forth in Section 3.2(f) of the Company Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements or understandings to which any of the Acquired Corporations is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of any of the Acquired Corporations.

3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation, officers and directors, issued and outstanding equity interests and the holder(s) of such equity interests. Except for the capital stock of, or other equity or voting interests in, its

Subsidiaries, no Acquired Corporation owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing (other than securities in a publicly traded company held for passive investment for cash management purposes by the Acquired Corporations and consisting of less than 1% of the outstanding capital stock of any Person), nor is any Acquired Corporation under any current or prospective obligation to provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the Offer and the Merger, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Acquired Corporations are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by (i) the laws of general application relating to bankruptcy, insolvency, reorganization and moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held at which all of the directors of the Company were present, and by the unanimous vote of all directors of the Company, duly adopted resolutions which: (i) determined that the terms of this Agreement, and the Transactions are advisable and fair to, and in the best interest of the Company and the Company Stockholders; (ii) agreed that the Agreement shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.1 hereof.

3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other Transactions (including the purchase of the Company Shares tendered in the Offer) and compliance by the Company with the provisions hereof will not (i) violate or conflict with any of the Acquired Corporations’ certificate of incorporation, bylaws or other charter or organizational documents, (ii) cause or result in any material breach of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, purchase, termination, cancellation, amendment, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any material Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of any Acquired Corporation under, or require any consent, waiver or approval of any Person pursuant to, any provision of any Material Contract, (iii) cause a violation by any Acquired Corporation of any Law, (iv) result in the revocation, invalidation or termination of any material Permit, or (v) subject to the governmental filings and other matters referred to in Section 3.5(b) hereof, materially violate or conflict with any Order or any rule or regulation of Nasdaq applicable to any Acquired Corporation or by which any Acquired Corporations or any of their respective properties or assets are bound, except, with respect to clauses “(iii)”, and “(iv)” above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to any Governmental Entity is required by or with respect to the Acquired Corporations in connection with the execution, delivery and performance of this Agreement and the consummation of Transactions, except for (i) as may be required under the DGCL, (ii) compliance with any applicable requirements of the HSR Act, (iii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (iv) any filings required under the rules and regulations of Nasdaq and (v) such other filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6 Company SEC Documents; Financial Statements.

(a) Since October 4, 2019, the Company has filed or furnished (as applicable) on a timely basis with the SEC all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished (as applicable) by the Company with the SEC under applicable Laws (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (and, in the case of registration statements, as of the dates of effectiveness), or, if amended or superseded by a filing prior to the Agreement Date, on the date of the last such amendment or superseding filing prior to the Agreement Date, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed, or, if amended or superseded by a filing prior to the Agreement Date, on the date of the last such amendment or superseding filing prior to the Agreement Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No current or former executive officer of the Company has failed to make the certifications required of him or her under Rule 13a-14 or 15d-14 promulgated under the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document since October 4, 2019, and such certifications are accurate and complete, and comply in all material respects as to form and content with all applicable Laws. The Company has Made Available to Parent or Purchaser true, correct and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and the Company, on the other, since October 4, 2019, including all SEC comment letter and responses to such comment letters and responses to such comment letters by or on behalf of the Company. As of the Agreement Date, there are no outstanding or unresolved comments in comment letters received from the SEC or Nasdaq with respect to the Company SEC Documents. To the Knowledge of the Company, (i) none of the Company SEC Documents is the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as may be permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that are not, individually or in the aggregate, material), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company has implemented and maintains, and at all times since October 4, 2019 has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has implemented and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities. Neither the Company, nor, to the Knowledge of the Company, the Company’s independent accountant, has identified or been made aware of (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a periodic report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and, to the extent required by applicable Law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(d) No Acquired Corporation is a party to, or has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Corporation’s in the Company’s audited financial statements or other Company SEC Documents.

(e) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Corporations has since October 4, 2019 made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Corporations.

(f) Since October 4, 2019, there have not been any disagreements with the current or former independent accountants engaged as the principal accountants to audit the Company’s consolidated financial statements, or an independent accountant who was previously engaged to audit a significant Subsidiary of the Company and on whom the principal accountants expressed reliance in their report, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if required to be disclosed in the Company SEC Documents pursuant to the published rules and regulations of the SEC applicable thereto, were not so disclosed in a timely manner.

(g) Since October 4, 2019, (i) none of the Acquired Corporations, or, to the Knowledge of the Company, any Company Associate or independent auditor, has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Corporations or their respective internal accounting controls relating to periods since October 4, 2019, including any credible material complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices and (ii) no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or any Company Associate or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

3.7 No Undisclosed Liabilities. No Acquired Corporation has any liabilities or obligations of the type required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, whether accrued, absolute, contingent or otherwise, other than liabilities and obligations (a) reflected, accrued or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020 (the “Company Balance Sheet Date”) included in the Company SEC Documents (the “Company Balance Sheet”), (b) incurred in the ordinary course of business since the Company Balance Sheet Date, (c) incurred under this

Agreement or in connection with the Transactions (including legal and other advisors fees and expenses), or (d) that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on the Company Balance Sheet, the Acquired Corporations do not have any Indebtedness, including any Indebtedness incurred pursuant to the “Paycheck Protection Program” established by the CARES Act.

3.8 Absence of Certain Changes or Events. Since the Company Balance Sheet Date through the Agreement Date: (a) except for actions required to be taken by the terms of this Agreement or in connection with the Transactions (including legal and other advisors fees and expenses) or any COVID-19 Measures, each Acquired Corporation has conducted its business in the ordinary course of business in all material respects (except for negotiations of and the execution and delivery of this Agreement or discussions or negotiations in connection with other potential strategic transactions as alternatives to the Transactions), (b) no Company Material Adverse Effect has occurred, and there has not been, and there does not exist, any Effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect and (c) no Acquired Corporation has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance. Since the Company Balance Sheet Date through the Agreement Date, none of the Acquired Corporations have taken any actions which, had such actions been taken after the Agreement Date, would have required the written consent of Parent pursuant to Section 5.3.

3.9 Litigation. As of the Agreement Date, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Corporations, any of their respective properties or assets, or any present or former officer or director of any Acquired Corporation in such individual’s capacity as such that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect. Neither the Acquired Corporations nor any of their respective properties or assets is subject to any outstanding material Order of any Governmental Entity. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing seeking to impose any legal restraint on or prohibition against the Transactions or that, if resolved adversely, would have the effect of preventing or materially delaying or making illegal, the Transactions.

3.10 Title to Assets. The Acquired Corporations have good and valid title to all material tangible assets (excluding intellectual property, which is covered under Section 3.8) owned by them, including all material tangible assets (other than capitalized or operating leases) reflected on the Company Balance Sheet, except for assets sold or otherwise disposed of in the ordinary course of business since the Company Balance Sheet Date and except where the failure to hold such title is not and would not reasonably be expected to be material to the Acquired Corporations. As of the Agreement Date, the tangible personal property and assets of the Acquired Corporations are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are operated in accordance with all applicable licenses, Permits, consents and governmental authorizations, and are usable in the regular and ordinary course of business, except in each case where the failure is not and would not reasonably be expected to be material to the Acquired Corporations.

3.11 Compliance with Laws and Regulations.

(a) The Acquired Corporations are, and at all times since January 1, 2018 have been, in compliance with all Laws applicable to their business, operations, properties or assets, including all applicable Health Care Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company maintains a corporate compliance program that was created to ensure that the Company and its directors, officers, employees, agents and subcontractors maintain compliance in all material respects with all applicable Health Care Laws.

(b) Since January 1, 2018, no Acquired Corporation has received a written notice or, to the Company’s Knowledge, other communication alleging or relating to a possible material violation of any Law applicable to its business, operations, properties or assets, except where the failure to be in compliance is not and would not reasonably be expected to be material to the Acquired Corporations. The Acquired Corporations have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities and Regulatory Authorities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their business and operations as now conducted, including the clinical development of medicinal products, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of (with or without notice or lapse of time or both) any such Permit, except for such lack of Permits, violations, defaults, revocations, non-renewals, modifications or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) All pre-clinical research and clinical trials conducted or being conducted by or on behalf of the Acquired Corporations have been and are being conducted in compliance with the applicable requirements of current Good Clinical Practices, current good laboratory practices and all other applicable Laws regarding such activities, including 21 CFR Parts 11, 50, 54, 56, 58, 312 and similar applicable Laws, except in each case where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, no Acquired Corporation has received any written notices or other correspondence from the FDA or any Governmental Entity performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring or recommending the termination, suspension, investigation or material modification of such studies or tests.

(d) All required filings and reports have been timely submitted by the Acquired Corporations to the applicable Regulatory Authority (including the FDA or any other Governmental Entity performing functions similar to those performed by the FDA) to which such filings, reports or related information must be submitted in a manner and form that complies in all material respects with the applicable requirements of such Regulatory Authority (or were corrected in or supplemented by a subsequent filing) and, as of the Agreement Date, no deficiencies have been asserted by any applicable Governmental Entity with respect to any such filings, reports or related information.

(e) All manufacturing operations relating to the Acquired Corporations’ Products conducted by or, to the Knowledge of the Company, on behalf of, Acquired Corporations are being, and have been, conducted in compliance with applicable provisions of Current Good Manufacturing Practice requirements as set forth in 21 U.S.C. § 351(a)(2)(B) and 21 C.F.R. Parts 210 and 211, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Products has been voluntarily recalled, suspended, or discontinued at the request of the FDA or any other Governmental Entity, nor has any Acquired Corporation received, as of the Agreement Date, any written notice from FDA or any other Governmental Entity that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any of the Products, or that it has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any of the Products.

(f) Other than non-material routine or periodic inspections or reviews, there are no pending, or to the Knowledge of the Company, threatened adverse inspections, including inspectional observations (such as Form FDA 483 observations); findings of deficiency or non-compliance; warning letters or other regulatory letters or sanctions; clinical holds, compelled or voluntary recalls, field notifications or alerts; import alerts, holds, or detentions; or other compliance or enforcement action against the Acquired Corporations. The Acquired Corporations have not (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Entity or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Acquired Corporations nor any of their directors, officers, employees, agents or subcontractors, has been suspended or debarred or convicted of any crime or engaged in any conduct that would be reasonably expected to result in (a) debarment under 21 U.S.C. § 335a or any similar Law or (b) exclusion under 42 U.S.C. § 1320a-7 or any similar Law. There are no investigations or proceedings pending or, to the Knowledge of the Company, threatened in writing that would be reasonably likely to result in criminal liability or debarment or disqualification by any Regulatory Authority.

(g) The Acquired Corporations are, and to the Knowledge of the Company, each Person acting on its behalf (including any Third Party Service Provider) is, and has been since January 1, 2018, in compliance, in all material respects, with (i) all applicable Laws relating to the privacy, data protection and security of any Personal Information, (ii) all privacy, data protection and security policies of the Acquired Corporations concerning patient medical records and other Personal Information, and (iii) any contractual requirements to which the Acquired Corporations are subject that relate to any of the foregoing. The execution, delivery and performance of this Agreement and the consummation of the Transactions will comply, in all material respects, with all applicable (x) Laws, (y) policies of the Acquired Corporations concerning patient medical records and other Personal Information, and (z) contractual requirements to which the Acquired Corporations are subject, in each case (x) through (z) relating to privacy, data protection and security of Personal Information.

(h) Since January 1, 2018, neither the Acquired Corporations, nor to the Knowledge of the Company, any Third Party Service Provider, has been subject to any material security breaches with respect to (including any that have resulted in the public disclosure of or any other unauthorized access to) any Personal Information or any confidential information of the

Acquired Corporations that have not been remedied in all material respects. The Acquired Corporations have, and, to the Knowledge of the Company, each of their Third Party Service Providers has, taken commercially reasonable actions and implemented policies and procedures, which, in each case, are commercially reasonable to protect and maintain the security of all Personal Information, including from any unauthorized access or use. Since January 1, 2018, to the Knowledge of the Company, there have not been any audits, proceedings, investigations or claims conducted or asserted by any Governmental Entity or other Person against the Acquired Corporations regarding any collection, use, storage, disclosure, transfer or other disposition of any patient medical records or other Personal Information by or on behalf of the Acquired Corporations (including by any Third Party Service Provider), including in connection with any non-clinical, pre-clinical or clinical trials conducted with respect to any Product, or the violation of any applicable Laws relating to any of the foregoing, or any threat in writing of the same.

(i) The Acquired Corporations do not produce, design, test, manufacture, fabricate or develop any “critical technologies,” as that term is defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

3.12 International Trade & Anti-Corruption Matters.

(a) None of the Acquired Corporations or any of their respective officers or directors, is currently: (i) a Sanctioned Person or (ii) organized, resident or located in a Sanctioned Country. None of the Acquired Corporations, nor to the Knowledge of the Company, any agents acting on behalf of any of the Acquired Corporations, is, or has been, (i) engaging in any dealings or transactions, directly or indirectly, with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Export-Import Laws, or (ii) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(b) As of the Agreement Date, none of the Acquired Corporations has been involved in any proceeding relating to, or has received a written request for information from or submitted any voluntary or involuntary disclosure to any Governmental Entity regarding, the Acquired Corporations’ compliance with any Trade Control Laws.

(c) None of the Acquired Corporations has imported products into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by a Governmental Entity of the United States government. None of the Acquired Corporations, any of their respective directors, officers or, employees, or, to the Knowledge of the Company, any agents or representatives acting on behalf of any of the Acquired Corporations (i) has violated or is currently violating the U.S. Foreign Corrupt Practices Act of 1977 as amended (the “FCPA”), or any other applicable anti-corruption law (collectively, “Anti-Corruption Laws”); (ii) has directly or indirectly paid, provided, offered, or authorized the unlawful payment or provision of money, a financial advantage, or anything else of value to any Person, including any official, employee, or agent of any Governmental Entity, military, public international organization, state-owned or affiliated entity, political party, or any instrumentality thereof; (iii) has established or maintained any slush fund or other unlawful or unrecorded fund or account; or (iv) is or has been the subject of or a party to any claim, whistleblower or other complaint, voluntary disclosure, investigation, prosecution, settlement, enforcement action, or other legal proceeding related to the FCPA or any Anti-Corruption Law.

3.13 Benefit Plans.

(a) Section 3.13(a)(i) of the Company Disclosure Letter sets forth a true and complete list of each Employee Benefit Plan as of the Agreement Date. The Acquired Corporations have not made any plan or commitment, which plan or commitment is binding on any of the Acquired Corporations, to establish any new Employee Benefit Plan or to modify any Employee Benefit Plan in any material respect (except as required by Law or to conform any such Employee Benefit Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent or Purchaser in writing, or as required by this Agreement). Except as provided in Section 3.13(a)(ii) of the Company Disclosure Letter, unless otherwise provided in any Employee Benefit Plan, no binding contractual commitments, undertakings or representations have been made or given to any current or former employees, directors, independent contractors, consultants or other persons engaged by the Company regarding the continued operation, extension, material amendment or replacement of, or grants of awards or benefits under, any Employee Benefit Plan.

(b) As of the Agreement Date, the Company has Made Available with respect to each Employee Benefit Plan, to the extent applicable, (i) correct and complete copies of all plan documents embodying each Employee Benefit Plan, including all amendments thereto and any related trust documents, (ii) if the Employee Benefit Plan is funded, the most recent annual and periodic accounting of its assets, (iii) all written agreements and group contracts relating to each Employee Benefit Plan, including administrative service agreements and group or individual insurance contracts, (iv) all correspondence received or sent by the Company within the last three years to or from any Governmental Entity relating to any Employee Benefit Plan, (v) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Employee Benefit Plan, (vi) any summary plan description, (vii) nondiscrimination and similar testing reports with respect to the two most recent plan years, and (viii) any tax rulings, approvals, registrations or determinations issued by any Governmental Entity with respect to each Employee Benefit Plan, including any determination or opinion letter from the Internal Revenue Service with respect to an Employee Benefit Plan intended to qualify under Section 401(a) of the Code.

(c) Each Employee Benefit Plan complies in all material respects with applicable Law and has been maintained and operated in material compliance with the terms of such Employee Benefit Plan and applicable Law. As of the Agreement Date, there are no actions, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) against any Employee Benefit Plan, the assets of any Employee Benefit Plan, or the plan sponsor, plan administrator or, to the Knowledge of the Company, any fiduciary of any Employee Benefit Plan relating to any Employee Benefit Plan, or which is otherwise expected by the Company to be initiated (other than routine claims for benefits). Each Employee Benefit Plan may be amended, terminated or otherwise discontinued after the Offer Acceptance Time in accordance with its terms, without material liability to Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Employee Benefit Plans prior to the Offer Acceptance Time or amounts owed under any Employee Benefit Plan), except as may be required by applicable Law. As of the Agreement Date, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by any applicable Governmental Entity, or which is otherwise expected by the Company to be initiated by any applicable Governmental Entity with respect to any Employee Benefit Plan.

(d) Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has been determined by the Internal Revenue Service to so qualify, and the trusts created thereunder have been determined to be exempt under Section 501(a) of the Code. Nothing has occurred since the date of such determination that could reasonably be expected to cause the loss of such qualification or exemption.

(e) With respect to each Employee Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due by the Acquired Corporations have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due by the Acquired Corporations have been made or properly accrued. No Employee Benefit Plan provides post-termination or retiree life insurance, health or other post-termination or retiree employee welfare benefits to any person for any reason, except (i) as required by applicable Law, including COBRA (or similar state law), or (ii) benefits under insured plans maintained by any of the Acquired Corporations providing such benefits in the event an employee is disabled at the time of termination of the employee’s employment with any of the Acquired Corporations and the conversion privileges provided under such insured plans.

(f) Neither the Acquired Corporations nor any ERISA Affiliate has ever maintained or contributed to, or has any liability under or with respect to, any “defined benefit plan” as defined in Section 3(35) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code or any “multiemployer” plan as defined in Section 3(37) of ERISA.

(g) Any Employee Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code): (i) materially complies with all of the applicable material requirements of COBRA, the Family and Medical Leave Act of 1993, HIPAA, the Women’s Health and Cancer Rights Act of 1996, the Newborns’ and Mothers’ Health Protection Act of 1996, the Patient Protection and Affordable Care Act and any similar provisions of state law applicable to employees of the Acquired Corporations or any ERISA Affiliate; and (ii) is insured through an insurance contract.

(h) Unless otherwise contemplated by this Agreement or as otherwise set forth in Section 3.13(h) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent event) (i) result in any material payment (including severance, bonus or otherwise) or benefit becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant of the Acquired Corporations, (ii) result in any forgiveness of material Indebtedness, (iii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant of the Acquired Corporations, (iv) result in the acceleration or change of the time of payment, vesting or funding of any material benefit or material compensation, or (v) result in any material interest, fines, penalties, taxes or related charges under Section 409A of the Code.

(i) Except as set forth in Section 3.13(i) of the Company Disclosure Letter, there is no contract, plan or arrangement covering any employee or service provider of the Company that, individually or collectively, could reasonably be expected to give rise to a payment that would not be deductible by reason of Section 280G of the Code. No person is entitled to any payment of any tax “gross-up” or similar “make-whole” payments from the Acquired Corporations, including as a result of excise taxes which could become payable under Section 280G, Section 4999 or Section 409A of the Code.

(j) Except as set forth in Section 3.13(j) of the Company Disclosure Letter, the Acquired Corporations have never maintained or contributed to any “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code). Each Employee Benefit Plan is either exempt from Section 409A of the Code or has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(k) No Employee Benefit Plan is subject to the laws of a jurisdiction outside of the United States.

3.14 Employment Matters.

(a) The Company has provided Parent a list of all Company Associates providing services to the Acquired Corporations as of the Agreement Date, which correctly reflects, in all material respects, as of the Agreement Date: (i) their names (except where prohibited by Law) and identification number; (ii) their start dates; (iii) their location of employment or where such individual provides services to the Acquired Corporations; (iv) their status as an employee or independent contractor; (v) their titles or a description of their contracted services; (vi) their base salaries, base hourly wage, or contract rate; (vii) their target bonus rates or target commission rates; (viii) accrued but unused vacation time and/or paid time off; (ix) their leave of absence status; (x) their visa status, if applicable; and (xi) their exempt or non-exempt status (as applicable) under the Fair Labor Standards Act or any other similar state laws.

(b) Section 3.14(b)(i) of the Company Disclosure Letter sets forth a true and complete list of all material Employment Agreements and Consultant Agreements as of the Agreement Date. The Company has Made Available to Parent correct and complete copies of all Employment Agreements and Consultant Agreements as of the Agreement Date. Except as set forth in Section 3.14(b)(ii) of the Company Disclosure Letter, the employment of all Company Employees is terminable by the applicable Acquired Corporations at will, without requirement of advance notice or payment of severance, termination fee, or other compensation or consideration.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter to the Knowledge of the Company, the Acquired Corporations have not made any plan or commitment to enter into any new Employment Agreement or Consultant Agreement or to modify any existing Employment Agreement or Consultant Agreement (except as required by Law or to conform any such Employment Agreement or Consultant Agreement to the requirements of any applicable Law, in each case as previously disclosed to Parent or Purchaser in writing, or as required by this Agreement). No former Company Associate (or spouse or other dependent of any former Company Associate) is entitled to or is scheduled to receive under any arrangement with the Acquired Corporations any benefits (whether from the Acquired Corporations or otherwise) relating to such former Company Associate’s employment or engagement with any Acquired Corporation, including any severance compensation or benefits.

(d) To the Knowledge of the Company, as of the Agreement Date no current Company Employee has notified the Company in writing that he or she intends to terminate his or her employment or services for any reason within a twelve (12)-month period following the Agreement Date. To the Knowledge of the Company, no Company Associate is bound by any Contract that purports to limit the ability of such Company Associate to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Acquired Corporations.

(e) The Acquired Corporations are and have at all times since January 1, 2018 been in compliance with all applicable Laws respecting employment, employment practices, and other labor-related matters, including, but not limited to, those respecting fair employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers’ compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave and other statutory leave laws, wage and hour (including overtime wages), worker classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the Agreement Date, no Acquired Corporation is the subject of investigation by any Governmental Entity relating to its employees or employment practices, and no Acquired Corporation is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices.

(f) The Acquired Corporations are not, nor have been party to, nor have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining or other similar agreement with any union, works council, employee representative or other labor organization or group of employees. As of the Agreement Date, there is no labor dispute, strike, proceeding, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Acquired Corporations, and there has been no such labor dispute, strike, work stoppage or lockout. The Company has no Knowledge of any activities or proceedings of any labor union, works council, employee representative or other labor organization or group of employees to organize any employees.

(g) There are not, and since January 1, 2019 there have not been, any material actions, suits, claims, unfair labor practice charges, labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor matters involving any Company Associate. The Acquired Corporations have not, between January 1, 2019 and the Agreement Date, engaged in any “mass layoff,” “employment loss,” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or any other similar state or local Law (collectively, the “WARN Act”).

(h) The Acquired Corporations are in compliance with all mandatory quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law in connection with or in response to COVID-19 (“COVID-19 Measures”) applicable to any location in which the Acquired Corporations operate, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect and as of the Agreement Date, the Acquired Corporations have not received any notices or complaints alleging non-compliance with any COVID-19 Measures or alleging any failure to report, to employees, contractors, vendors or the public, the presence of employees or contractors who have tested positive for, or exhibited symptoms of, COVID-19.

(i) Since January 1, 2018, (i) no allegations of discrimination, retaliation, or sexual harassment or misconduct have been made against (A) any executive, officer, or director of any Acquired Corporation or (B) any Company Associate who, directly or indirectly, supervises other employees of any Acquired Corporation, and (ii) the Acquired Corporations have not entered into any settlement agreement or conducted any investigation related to allegations of discrimination, retaliation, or sexual harassment or misconduct by or against any Company Associate.

(j) The Acquired Corporations have obtained and maintained documentation required by the Immigrant Reform and Control Act of 1986 (“ICRA”) from their employees and officers working in the United States confirming their eligibility to work in the United States, and the Acquired Corporations have complied with the ICRA and all other Laws respecting immigration and work authorization, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.15 Environmental Matters. Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 3.15 the Company Disclosure Letter: (a) no Hazardous Materials are present as a result of the actions of the Acquired Corporations, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that any of the Acquired Corporations have at any time owned, operated, occupied, or leased or, to the Knowledge of the Company, on any surrounding site; and (b) the Acquired Corporations have not produced, used, transported, processed, manufactured, generated, treated, handled, stored or disposed of, released or exposed any Company Associate or any third party to any Hazardous Materials, except in compliance with applicable Environmental Laws. Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 3.15 of the Company Disclosure Letter: (i) the Acquired Corporations are and have been at all times in compliance with applicable Environmental Laws and the requirements of Permits required under such Environmental Laws for the operation of the business of the Acquired Corporations, including with respect to any real property owned or leased by the Acquired Corporations; and (ii) as of the Agreement Date, the Acquired Corporations have not received written notice of, and are not a party to or the subject of any unresolved Legal Proceeding alleging any material liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law and the Acquired Corporations are not subject to any Order or Contract by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any of the foregoing.

3.16 Taxes.

(a) Each Acquired Corporation has timely filed (taking into account any extensions) with the appropriate Governmental Entities all Tax Returns that are required to have been filed by such Acquired Corporation and all such Tax Returns are correct and complete in all material respects. Each Acquired Corporation has timely paid all Taxes required to have been paid by it, other than Taxes that are not yet due and payable or that are being contested in good faith by any appropriate Legal Proceeding (and for which adequate reserves have been established on the Company Balance Sheet to the extent required by GAAP, including, for the avoidance of doubt, all Taxes the payment of which has been deferred by any Acquired Corporation pursuant to Section 2302 of the CARES Act, the Deferring Payroll Tax Presidential Memorandum or any similar provision of applicable Law). Except as set forth in Section 3.16(a) of the Company Disclosure Letter, no deficiency for any Tax has been asserted or assessed by a Governmental Entity against any of the Acquired Corporations which deficiency has not been paid or is not being contested in good faith by any appropriate Legal Proceeding (and for which adequate reserves have been established on the Company Balance Sheet to the extent required by GAAP).

(b) Where applicable, the Acquired Corporations have established, in the ordinary course of business, reserves adequate for the payment of all Taxes of the Acquired Corporations for the period through the Company Balance Sheet Date. No Taxes have been incurred by any of the Acquired Corporations since the Company Balance Sheet Date other than in the ordinary course of business of the Acquired Corporations.

(c) No written claim has ever been made by a Governmental Entity in a jurisdiction where any Acquired Corporation does not file Tax Returns that such Acquired Corporation is or may be subject to taxation in that jurisdiction. There are no security interests or other Liens on any of the assets of any Acquired Corporation that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(d) The Acquired Corporations have timely collected, withheld and paid to the appropriate Governmental Entity all Taxes required to have been collected withheld and paid under applicable Tax Law, including collections and withholdings with respect to amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party.

(e) No Tax Return of any Acquired Corporation is under audit or examination by any Governmental Entity, and no written (or, to the Knowledge of the Company, oral) notice of such an audit or examination has been received by an Acquired Corporation. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, no deficiencies for any Taxes have been proposed, asserted or assessed against any Acquired Corporation, and no requests for waivers of the time to assess any such Taxes are pending. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for (i) the filing of any Tax Return, (ii) the assessment or collection of any Tax by any relevant Governmental Entity or (iii) the payment of any Tax, in each case, by any Acquired Corporation. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes is pending in or on appeal from any Governmental Entity. The Company has Made Available to Parent, or Parent’s Representatives, accurate and complete copies of all audit reports, examination reports, statements of deficiencies and similar documents relating to Tax Returns of the Acquired Corporations for all taxable periods ending on or after December 31, 2018. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, no closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to a change a method of accounting, has been requested from, entered into with or issued by any Governmental Entity with respect to any Acquired Corporation.

(f) The Company has Made Available to Parent complete and accurate copies of (i) all Tax Returns filed by each of the Acquired Corporations on or prior to the Agreement Date for all taxable periods ending on or after December 31, 2018, (ii) any work papers in any Acquired Corporation’s possession regarding the amount of, and any limitations on the use of, net operating losses of any of the Acquired Corporations and (iii) all Tax opinions, memorandums, step plans, work plans, work papers or calculations in any Acquired Corporation’s possession regarding the Tax treatment of the Spin-Out. No Acquired Corporation (A) is bound by any Tax sharing, allocation or indemnification agreements (other than ancillary provisions in commercial agreements made in the ordinary course of business, the primary subject matter of which is not Tax), (B) has been a member of an affiliated group filing a consolidated combined, or unitary income Tax Return (other than a group the common parent of which was the Company) and (C) has any liability for Taxes of another Person (other than members of a group the common parent of which was the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law, as a transferee or successor, by Contract (other than ancillary provisions made in commercial agreements made in the ordinary course of business, the primary subject matter of which is not Tax) or otherwise.

(g) Either (i) the Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii), or (ii) the Company Shares are regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations Section 1.897-9T(d)(2). No Acquired Corporation has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h) No Acquired Corporation has been a party to a transaction that, as of the Agreement Date, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(i) No Acquired Corporation will be required to include any item of income or gain in, or exclude any item of deduction, loss or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election under Section 108(i) of the Code or (vi) any tax credit under Section 2301 of the CARES Act.

(j) No Acquired Corporation has, nor has ever had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income Tax purposes. No Acquired Corporation is subject to any Tax payment obligation or Tax Return filing obligation in any jurisdiction outside the jurisdiction of formation of such Acquired Corporation.

(k) The Company does not have, and has never had, any liability for Tax arising as a result of the application of Section 965 of the Code and has not made any election pursuant to Section 965(h) of the Code.

(l) Each Acquired Corporation has collected, remitted and reported to the appropriate Governmental Entity all sales, use, value added and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Laws and each Acquired Corporation has complied with all applicable Laws relating to record retention with respect to such Taxes (including, without limitation, to the extent necessary to claim any exemption from sales and use Tax collection, and maintaining adequate and current resale certificates to support any such claimed exemption), except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.17 Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to an Acquired Corporation;

(ii) any Company Contract pursuant to which the Company has continuing rights or obligations as of the Agreement Date and relating to the employment of, or the performance of service by, (A) any current or former executive officer or director of an Acquired Corporation, (B) any employee of an Acquired Corporation providing for an annual base salary or payment for services in excess of $250,000, or (C) any consultant of an Acquired Corporation providing for an annual base salary or payment for services in excess of $250,000;

(iii) any Company Contract (A) limiting in any material respect the freedom or right of an Acquired Corporation (1) to engage in any line of business or to compete with, or solicit any customer of, any Person in any line of business or in any geographic location, to acquire any product or other asset or any services from any other Person, (2) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (3) to develop, manufacture, sell, supply, distribute, offer, support or service any product or any product, technology or other asset to or for any other Person, or (4) to perform services for any other Person;

(B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation; (C) which contemplates an exclusive relationship between an Acquired Corporation and any other Person; (D) prohibiting an Acquired Corporation (or, after the Offer Acceptance Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so, other than any such Contracts that (1) may be cancelled without material liability or ongoing covenants to the Acquired Corporations upon notice of ninety (90) days or less or (2) are not, individually or in the aggregate, material to the Acquired Corporations; or (E) under which an Acquired Corporation has granted or has obtained an option to purchase or acquire, or a right of first refusal or right of first negotiation with respect to the purchase or acquisition of, any assets of the Acquired Corporations valued at an amount in excess of $250,000;

(iv) any Company Contract (A) relating to the disposition or acquisition by an Acquired Corporation after the Agreement Date of assets with a fair market value in excess of $250,000 outside of the ordinary course of business, or (B) pursuant to which an Acquired Corporation will acquire any ownership interest in any other Person or other business enterprise outside of the ordinary course of business and with a value of greater than $500,000;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Company Contracts relating to the borrowing of money or extension of credit, in each case in excess of $250,000;

(vi) any Company Contract relating to the creation of any Lien (other than Permitted Liens) with respect to any material asset of an Acquired Corporation;

(vii) any settlement Contract or other Company Contract relating to the settlement of Legal Proceedings other than (A) releases entered into with former employees or independent contractors of an Acquired Corporation in the ordinary course of business, or (B) settlement Contracts or other Company Contracts relating to the settlement of Legal Proceedings only involving the payment of cash (which has been paid) in amounts that do not exceed $250,000 in the aggregate;

(viii) any Company Contract that provides for indemnification, or for the advancement or reimbursement of any legal fees or expenses, of any officer or director of an Acquired Corporation;

(ix) any Company Contract (other than Contracts evidencing Company Options) (A) contemplating the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing an Acquired Corporation or any other Person with any right of first refusal with respect to, or right to repurchase, redeem, put or call, any securities;

(x) any Company Contract that requires by its terms the payment or delivery of cash or other consideration by or to an Acquired Corporation in excess of $500,000 in the fiscal year ending December 31, 2020 or in any fiscal year thereafter or any such Company Contract that requires by its terms the payment or delivery of cash by or to an Acquired

Corporation in excess of $500,000 in the aggregate during the term of such Company Contract and cannot be cancelled by the Acquired Corporations without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of such cancellation), in each case, excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements, material transfer agreements, clinical trial agreements, and non-exclusive outbound license agreements to service providers or where no rights to develop or commercialize any Product have been granted, in each case, entered into in the ordinary course of business;

(xi) any Company Contract pursuant to which an Acquired Corporation (A) is obligated to pay to any other person a percentage of sales, revenues or profits, or any development, regulatory or commercial or similar milestone payments, in each case, with respect to any Product; (B) is obligated to provide to any other person a percentage interest in the sales, profits or revenues of any Product; or (C) is obligated to supply any Product excluding pursuant to purchase orders under existing agreements, in each case whether as of the Agreement Date or as of a future date, including upon the occurrence of any future event;

(xii) any Company Contract that obligates (including through the use of diligent or commercially reasonable efforts or similar undertaking) an Acquired Corporation to develop and/or commercialize or manufacture any Product;

(xiii) any Company Contract that is a partnership, collaboration or joint venture agreement that is material to the Acquired Corporations as a whole;

(xiv) any Company Contract pursuant to which an Acquired Corporation is or may become obligated to (A) make any severance, termination, tax gross-up, or similar payment, (B) make any bonus, retention payment, change of control award, deferred compensation or similar payment (other than payments constituting base salary bonus or compensation paid in the ordinary course of business) to any Company Associate, (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting as required by the terms of the Company Equity Plans, or (D) make any payment or provide any other benefit to any Person as a result of the consummation of the Transactions;

(xv) any collective bargaining agreement or other Contract with any labor union, works council, or other similar organization;

(xvi) any Company Contract for the lease or sublease of any real property;

(xvii) any Company Contract that is a Contract with any academic institution, research center or Governmental Entity (or any Person working for or on behalf of any of the foregoing) other than material transfer agreements, clinical trial agreements, and non-exclusive outbound license agreements where no rights to develop or commercialize any Product have been granted;

(xviii) other than as described in clause (xiv) above, any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations, and Company Contracts pursuant to Company Equity Awards);

(xix) other than in the ordinary course of business pursuant to a standard template contract the form of which has been Made Available to Parent or Purchaser, any Company Contract under which an Acquired Corporation has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third party, other than any such Company Contracts entered into in the ordinary course of business which customarily include such provisions; or

(xx) any Company Contract with respect to the Spin-Out;

(xxi) any other Company Contract, or group of other Company Contracts with a Person (or group of Affiliated Persons), the breach or termination of which would reasonably be expected to have or result in a Company Material Adverse Effect; or

(xxii) Section 3.17(a)(xxii) of the Company Disclosure Letter sets forth a true and complete list of all Material Contracts as of the Agreement Date. The Company has Made Available to Parent correct and complete copies of all Material Contracts as of the Agreement Date.

(b) Each Material Contract is valid and binding on the Acquired Corporations and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and the Acquired Corporations have performed in all material respects all obligations required to be performed by them under each Material Contract and, to the Knowledge of the Company, each other party to each Material Contract has performed in all material respects all obligations required to be performed by it under such Material Contract.

(c) None of the Company or, to the Knowledge of the Company, any other party thereto is in material default under any Material Contract nor, to the Company’s Knowledge, is there any event or circumstance that with notice or lapse of time, or both, would (i) constitute a material default or material breach by the Acquired Corporations or (to the Knowledge of the Company) any other party under any Material Contract or (ii) give any Person the right to cancel, terminate or modify any Material Contract in a manner that would materially adversely impact the conduct of the business of the Company as conducted as of the Agreement Date.

(d) As of the Agreement Date, no Acquired Corporation has received any notice or other communication in writing regarding any material violation or breach of, or default under, any Material Contract that has not since been cured; and no Acquired Corporation has waived any of its material rights under any Material Contract. To the Knowledge of the Company as of the Agreement Date, (i) no party to any Material Contract has given an Acquired Corporation written notice of its intention to cancel, terminate or suspend performance under any Material Contract and (ii) there are no unresolved disputes in writing between an Acquired Corporation and another Person with respect to any Material Contract.

3.18 Insurance. The Company has Made Available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations, in each case in effect as of the Agreement Date. All material insurance policies and bonds with respect to the business and assets of the Acquired Corporations Made Available to Parent or Parent’s Representatives are in full force and effect and, as of the Agreement Date, no notice of cancellation has been received, and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any of the insured parties thereunder. As of the Agreement Date, no Acquired Corporation has received notice that coverage of any material claim pending under any of the Acquired Corporations’ insurance policies has been questioned, denied or disputed by the underwriters of such policies.

3.19 Properties. The Acquired Corporations have never owned any real property. Section 3.19 of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property. To the Knowledge of the Company, no parcel of Leased Real Property is subject to any decree or order of any Governmental Entity to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefore, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. The Acquired Corporations have good and marketable leasehold title to all Leased Real Property, free and clear of all Liens (other than Permitted Liens), except as would not and is not reasonably be expected to be material to the Acquired Corporations.

3.20 Intellectual Property.

(a) Except as set forth in Section 3.20(a) of the Company Disclosure Letter, to the Knowledge of the Company, the Acquired Corporations own, or are licensed or otherwise possess the rights to use, all Intellectual Property Rights used in the business of the Acquired Corporations, (i) as it is being conducted as of the Agreement Date or (ii) as currently proposed to be conducted with respect to any of the Acquired Corporation’s Products or Product candidates (A) for which a phase Ib clinical trial has been completed or (B) for which regulatory approval has been achieved, in each case, in the indication(s) for which such Products or Product candidates are being clinically developed or commercialized, as applicable.

(b) Section 3.20(b)(1) of the Company Disclosure Letter contains a complete and accurate list (in all material respects), as of the Agreement Date, of the following Owned Company IP owned solely by the Company (“Solely Owned Company IP”): (i) all Trademarks (ii) all Patents; and (iii) all registered Copyrights, in each case listing, as applicable, (A) the jurisdiction in which Patents have been issued, applications for Patents have been filed, Trademarks or Copyrights have been registered and applications for Trademarks or Copyrights have been filed and (B) the application, registration or filing number and date. Section 3.20(b)(2) of the Company Disclosure Letter contains a complete and accurate list, as of the Agreement Date, of the following Owned Company IP in which the Acquired Corporations have a joint, rather than a sole, ownership interest (“Co-Owned Company IP”) and together with the Solely Owned Company IP: (i) all registered Trademarks and Trademark applications; (ii) all Patents; and (iii) all registered Copyrights and applications for registrations of Copyrights, in each case listing, as applicable, (A) the jurisdiction in which any Patents have been issued, Patent applications have been filed, Trademarks or Copyrights have been registered and applications for Trademarks or Copyrights have been filed and (B) the application, registration or filing number and date. Section 3.20(b)(3) of the Company Disclosure Letter contains a complete and accurate list, as of the

Agreement Date, of the following Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis: (i) all registered Trademarks and applications for registrations of Trademarks; (ii) all Patents; and (iii) all registered Copyrights and applications for registrations of Copyrights, in each case listing, as applicable, (A) the jurisdiction in which any Patents have been issued, Patent applications have been filed, Trademarks or Copyrights have been registered and applications for Trademarks or Copyrights have been filed and (B) the application, registration or filing number and date.

(c) To the Knowledge of the Company, (i) all applications and registrations included in the Company Intellectual Property Rights that are material to the conduct of the business of the Acquired Corporations as of the Agreement Date are in effect and subsisting, other than as specifically identified in Section 3.20(c) of the Company Disclosure Letter, and (ii) all issued, allowed, or granted registrations included in the Owned Company IP and Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis are valid and enforceable. All filings, payments and other actions required to be made or taken by the Acquired Corporations before the Agreement Date to maintain each item of material Owned Company IP, and, to the Knowledge of the Company, the other Owned Company IP, and Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis have been made and taken.

(d) The Acquired Corporations (i) own all right, title and interest in the Solely Owned Company IP, and (ii) own a joint ownership right in the Co-Owned Company IP, as it is being conducted as of the Agreement Date, in each case free and clear of all Liens (other than Permitted Liens). To the Knowledge of the Company, all material Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis is valid and enforceable.

(e) To the Knowledge of the Company, there is no material unauthorized use, disclosure, infringement or misappropriation of any Owned Company IP or Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis by any third party, including any employee or former employee of the Acquired Corporations.

(f) Except as set forth in Section 3.20(f) of the Company Disclosure Letter, (i) the Acquired Corporations have not been nor currently are a party to any Legal Proceeding that involves a claim of infringement or misappropriation of any Intellectual Property Rights of any third party nor, to the Knowledge of the Company, is any such Legal Proceeding being threatened in writing against the Acquired Corporations; (ii) to the Knowledge of the Company, the conduct of the business of the Acquired Corporations as currently conducted does not infringe or misappropriate, any Intellectual Property Rights of any third party; and (iii) the Acquired Corporations have not brought nor currently are bringing any Legal Proceeding for infringement or misappropriation of the Company Intellectual Property Rights. There is no judgment outstanding against any Acquired Corporation or any Owned Company IP or, to the Knowledge of the Company any Licensed Company IP that is material to the conduct of the business of the Acquired Corporations as of the Agreement Date that limits the ability of the Company to exploit any Owned Company IP or any such Licensed Company IP in the manner currently used or as currently proposed to be used with respect to any of the Acquired Corporation’s Products or Product candidates (A) for which a phase Ib clinical trial has been completed or (B) for which regulatory approval has been achieved, in each case, in the indication(s) for which such Products or Product candidates are being clinically developed or commercialized, as applicable.

(g) Except as set forth in Section 3.20(g) of the Company Disclosure Letter, no third party which is not the U.S. Patent and Trademark Office or any foreign equivalent governmental administrative agency for patent matters (the “Governmental Patent Authority”) is challenging the right, title or interest of any of the Acquired Corporations or, to the Knowledge of Company, any licensor of the Acquired Corporations in, to or under the Company Intellectual Property Rights that are owned (in whole or in part) or, exclusively licensed to any Acquired Corporation, or the validity or enforceability of any Patents, or any issued claim of any Patents, within the Company Intellectual Property Rights that are owned (in whole or in part) or, exclusively licensed to any Acquired Corporation, and to the Knowledge of the Company, there is no valid basis for any such challenge. Except as set forth in Section 3.20(g) of the Company Disclosure Letter, as of the Agreement Date, there is no post-grant proceeding, interference, reissue, reexamination, post-grant review, inter partes reexamination, supplemental examination, opposition, or any proceeding seeking nullity, revocation or cancellation, pending or threatened with regard to any Company Intellectual Property Rights that are owned (in whole or in part) or, exclusively licensed to any Acquired Corporation, in any case, that is involving a third party, other than a Governmental Patent Authority and no third party has challenged or currently is challenging the ownership by the Acquired Corporations of any Owned Company IP or the validity of, any Owned Company IP or Licensed Company IP that is licensed to an Acquired Corporation on an exclusive basis pursuant to any Legal Proceeding of which the Company is aware. Except as set forth in Section 3.20(g) of the Company Disclosure Letter, none of the Solely Owned Company IP and, to the Knowledge of Company, none of the Co-Owned Company IP or any Licensed Company IP that is material to the conduct of the business of the Acquired Corporations as of the Agreement Date is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Entity that limits the ability of the Acquired Corporations to exploit any Company Intellectual Property in the manner currently used or as currently proposed to be used with respect to any of the Acquired Corporation’s Products or Product candidates (A) for which a phase Ib clinical trial has been completed or (B) for which regulatory approval has been achieved, in each case, in the indication(s) for which such Products or Product candidates are being clinically developed or commercialized, as applicable.

(h) Section 3.20(h) of the Company Disclosure Letter lists all Company IP Contracts. To the Knowledge of the Company, each Company IP Contract is valid and binding on the Acquired Corporations and each other party thereto.

(i) Section 3.20(i) of the Company Disclosure Letter lists all written Contracts, licenses or other arrangements (excluding implied licenses granted by the Acquired Corporations) in effect as of the Agreement Date under which (i) any Acquired Corporation has licensed, granted or conveyed to any third party any right, title or interest in or to any Company Intellectual Property Rights, except for non-exclusive licenses granted in the ordinary course of business by any Acquired Corporation to a third party university, college, research institute or other educational institution for research or educational purposes or to Third Party Service Providers or vendors solely to enable the performance of services on the Acquired Corporations’ behalf or (ii) the Acquired Corporations are obligated to pay to any Person any royalties (including as a percentage of any sale price or a percentage of profits or losses) for the use by the Acquired Corporations of any Company Intellectual Property Rights, other than as provided in a Contract listed in Section 3.17(a)(xi) of the Company Disclosure Letter.

(j) The Acquired Corporations take reasonable measures to protect the confidentiality of their respective Trade Secrets, including, where the Acquired Corporations determine appropriate, by entering into assignments or other agreements for the protection of Company Intellectual Property Rights with its officers, employees, consultants and independent contractors or other Third Parties. All assignments, including inventor assignments evidencing proper ownership of the Owned Company IP, have been duly executed and filed and recorded with the U.S. Patent and Trademark Office and such other foreign offices where such recordation is required in order to fully protect the Acquired Corporations’ ownership of such Solely Owned Company IP.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement by the Company nor the consummation of any of the Transactions will (i) result in any material breach of or default under, or the termination of, any Company IP Contract or (ii) result in any material limitation (including with respect to any grant of any option, license or other similar right) on any Acquired Corporation’s rights, title or interest in or to any of the material Company Intellectual Property Rights or the ability of any Acquired Corporation to exploit any of the material Company Intellectual Property Rights.

(l) To the Knowledge of the Company, except as set forth in Section 3.20(l) of the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Owned Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership or use rights, other than educational or research use rights, to such Owned Company IP.

(m) Since January 1, 2018, there has been no written allegation, claim or demand alleging that any individual that is not a named inventor of an invention within the Owned Company IP or Company Intellectual Property Rights licensed to any Acquired Corporation on an exclusive basis (but excluding, in either case, any provisional Patent applications within such Intellectual Property Rights for which no inventorship analysis has been completed): (i) has any right, title or interest in such Intellectual Property Right; or (ii) is owed any compensation or remuneration in relation to such Intellectual Property Right or the use or exploitation thereof by or on behalf of any Acquired Corporation.

(n) The Acquired Corporations have the exclusive right to use all data generated in the course of, or as a result of, any clinical trial or other testing in humans conducted by or on behalf of the Acquired Corporations, except for (i) non-exclusive research licenses granted in the ordinary course of business by the Acquired Corporations to a third party university, institution that generated the data for non-commercial, medical purposes and academic purposes, or to Third Party Service Providers or vendors solely to enable the performance of services on the Acquired Corporations’ behalf, (ii) data that constitutes or is included in the medical records of any individual, and (ii) rights granted by any Acquired Corporation to any commercialization partner for a given Product pursuant to any Contract under which such Acquired Corporation granted exclusive rights to develop and commercialize a Product in the applicable territory.

(o) Except as set forth in Section 3.20(o) of the Company Disclosure Letter, and solely with respect to any of the Acquired Corporations’ Products or Product candidates (A) for which a phase Ib clinical trial has been completed or (B) for which regulatory approval has been achieved, the Acquired Corporations have the rights to use, transfer and disclose all Intellectual Property Rights that is reasonably necessary for the practice of the current manufacturing process for any such Product or Product Candidate.

3.21 Takeover Statutes. Assuming the accuracy and completeness of the representations and warranties set forth in Section 4.8, as of the Agreement Date and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL shall be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Laws, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions. The Company Board has taken all actions necessary to ensure that no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) is, or at the Offer Closing will be, applicable to this Agreement or the support agreements.

3.22 Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between an Acquired Corporation, on the one hand, and any Affiliate (including any director or officer) thereof, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC in the Company’s Annual Report on Form 10-K.

3.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC (the “Company Financial Advisor”) the fees and expenses of which will be paid by the Acquired Corporations, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon Contracts with an Acquired Corporation. The Company has Made Available to Parent a true and complete copy of all Contracts between an Acquired Corporation and the Company Financial Advisor pursuant to which the Company Financial Advisor is entitled to any payment(s) from the Acquired Corporations relating to the Transactions.

3.24 No Vote Required. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition and the accuracy and completeness of the representations and warranties set forth in Section 4.7, no vote of the holders of any class or series of Company Shares will be necessary to approve this Agreement or to consummate the Transactions.

3.25 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Offer Price to be paid to holders of Company Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders. The Company will make available to Parent solely for informational purposes a signed copy of each such fairness opinion as soon as possible following the Agreement Date. It is agreed and understood that such opinion is for the benefit of the Company Board (in its capacity as such) and may not be relied upon by Parent or Purchaser.

3.26 Suppliers. Section 3.26 of the Company Disclosure Letter sets forth a true and complete list of the top 10 suppliers of the Acquired Corporations since January 1, 2020 (based on aggregate payment made to such suppliers during such period) and the aggregate purchase volume in dollars made by the Acquired Corporations from each such supplier during such period. No such supplier of the Acquired Corporations has since June 30, 2020 until the Agreement Date: (a) canceled or otherwise terminated, or made any threat in writing to any Acquired Corporation to cancel or otherwise terminate its relationship with such Acquired Corporation or (b) at any time on or after June 30, 2020 until the Agreement Date, decreased materially, or made any threat in writing to any Acquired Corporation to decrease materially, its services or supplies to any Acquired Corporation in the case of any such supplier.

3.27 Information Supplied. Each document required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other Transactions (collectively, the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Company Disclosure Documents will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of Parent or Purchaser in writing specifically for inclusion or incorporation by reference therein.

SECTION 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and Purchaser is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted, except where any such failure would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither Parent nor Purchaser is in violation in any material respect of its articles of incorporation bylaws or other equivalent charter documents, as applicable. All of the issued and outstanding capital stock of Purchaser is owned directly or indirectly by Parent.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation.

4.3 Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate proceedings on the part of Parent and Purchaser. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except as enforcement thereof may be limited against Parent or Purchaser by the Bankruptcy and Equity Exception.

4.4 Non-Contravention; Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Purchaser, the performance by Parent and Purchaser of their respective covenants and obligations hereunder and the consummation of the Transactions, do not (i) violate or conflict with Parent’s or Purchaser’s, as applicable, certificate of incorporation, bylaws or other charter or organizational documents and (ii) subject to the governmental filings and other matters referred to in Section 4.4(b) violate or conflict with any Law or Order or any rule or regulation of Nasdaq applicable to Parent or Purchaser, or conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, with respect to clause “(ii)” above, as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to any Governmental Entity is required by or with respect to Parent or Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of Transactions, except for (i) as may be required under the DGCL, (ii) compliance with any applicable requirements of the HSR Act, (iii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (iv) any filings required under the rules and regulations of Nasdaq and (v) such other filings the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Information Supplied. None of the documents required to be filed by Parent or Purchaser with the SEC in connection with the Offer, the Merger or any of the other Transactions after the Agreement Date will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer

Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of the Company or any of its Representatives in writing specifically for inclusion or incorporation by reference therein.

4.6 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser that would materially delay or hinder the consummation of the Transactions. To the knowledge of Parent or Purchaser, neither Parent nor Purchaser is subject to any Order that would reasonably be expected to materially delay or hinder the consummation of the Transactions.

4.7 Financing; Solvency.

(a) Parent has delivered to the Company a complete and correct copy of the executed Debt Commitment Letter. Parent has also delivered to the Company a complete and correct copy of the Debt Fee Letter (redacted to exclude fees and other provisions that do not affect the conditionality of the Debt Financing at the request of the Financing Sources party thereto).

(b) The Debt Commitment Letter is, as of the Agreement Date, in full force and effect and is the legal, valid and binding obligation of Borrower, and, to the Knowledge of Parent and Purchaser, the other parties thereto, in each case except as enforcement thereof may be limited against Borrower by the Bankruptcy and Equity Exception. The Debt Commitment Letter has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to the Knowledge of Parent and Purchaser, no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated by Parent, Purchaser or Borrower (other than amendments or modifications that are permitted by Section 6.15(a)). Except for the Debt Commitment Letter, as of the Agreement Date, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing or the Debt Commitment Letter that impose any additional conditions thereto, modify any conditions thereto or otherwise affect the availability of the Debt Financing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Debt Financing available to Borrower, on the terms in the Debt Commitment Letter. As of the Agreement Date, neither Parent nor Purchaser has any reason to believe that Borrower will be unable to satisfy any term or condition to be satisfied by it as a condition to the availability of the Debt Financing contained in the Debt Commitment Letter, nor any reason to believe that any of the conditions precedent to the availability of the Debt Financing will not be satisfied. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Borrower, Parent or Purchaser and (in the case of the Debt Commitment Letter only, to the Knowledge of Parent and Purchaser) any of the other parties thereto, under any term of the Debt Commitment Letter (provided that none of Borrower,

Parent or Purchaser are making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Section 3, or the Company’s compliance with its obligations under the terms of this Agreement). Borrower, Parent and Purchaser have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letter to be paid on or before the Agreement Date. Parent and Purchaser acknowledge and agree that their respective obligations to consummate the Offer or the Merger are not subject to a condition that any financing be received by Parent or Purchaser or any of their respective Affiliates for the consummation of the Transactions.

(c) Assuming (i) that the parties to the Debt Commitment Letter perform their obligations in accordance with the terms thereof, (ii) the accuracy of the representations and warranties set forth in Section 3, (iii) the satisfaction or waiver of the conditions to Parent’s and Purchaser’s obligation to consummate the Transactions and (iv) the performance by the Company of its obligations under this Agreement, the net proceeds of the Debt Financing (when funded in accordance with the Debt Commitment Letter), together with Parent and Purchaser’s cash on hand, are, in the aggregate, sufficient for Purchaser to pay the aggregate Offer Price, consummate the Transactions, pay all fees and expenses required to be paid by Parent and/or Purchaser in connection with the Transactions and the Debt Financing and to pay all other amounts required to be paid by Parent and/or Purchaser in connection with the consummation of the Transactions.

(d) Immediately after giving effect to the Transactions, Parent and Purchaser, on a consolidated basis, shall (i) be able to pay their respective debts as they become due, (ii) own property which has a fair saleable value greater than the amounts required to pay their respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities), and (iii) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or Purchaser.

4.8 Interest in Shares. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times since October 4, 2019, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Letter. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders and Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the Agreement Date from the Acquired Corporations and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders or Representatives, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

SECTION 5 CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance written notice to the Company, subject to the terms and limitations hereof, the Company shall, and shall cause its Subsidiaries and the respective Representatives of the Acquired Corporations to provide Parent and Parent’s Representatives (including the Financing Sources or prospective Financing Sources and their respective Representatives) with reasonable access during normal business hours of the Company to the Acquired Corporation’s Representatives, personnel, properties, and assets and to all existing books, records, Contract, Tax Returns, Employee Benefit Plans, files related to Intellectual Property Rights, work papers and other documents and information relating to the Acquired Corporations to the extent reasonably requested by Parent and its Representatives (including, as and when reasonably requested by Parent or its Representatives, copies of: (a) any material notice, report or other document filed with or sent to any Governmental Entity on behalf of any of the Acquired Corporations in connection with the Transactions, and (b) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Entity) for business purposes relating to the Transactions; provided, however, that any such access (a) shall be conducted at Parent’s expense, during normal business hours, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations, (b) shall be subject to the Company’s reasonable security measures and insurance requirements and (c) shall be subject to and limited to the extent the Company reasonably determines, in light of the COVID-19 pandemic (taking into account any “shelter-in-place” or similar order issued by a Governmental Entity), that such access would jeopardize the health and safety of any employee of any Acquired

Corporation and (d) shall not include environmental inspections. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (and after notice to Parent) (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Law or binding agreement entered into prior to the Agreement Date (including any confidentiality agreement to which the Company or its Affiliates is a party); provided, further, that (A) the Company shall use commercially reasonable efforts during the Pre-Closing Period to provide Parent with redacted versions of any documents withheld in accordance with the foregoing sub-clause “(ii)” and (B) information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent the Company reasonably determines in consultation with Parent that doing so is reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Mutual Nondisclosure Agreement, dated July 15, 2020, between the Company and Parent (the “Confidentiality Agreement”). All requests for information made pursuant to this Section 5.1 shall be directed to the executive officer or other Person designated by the Company.

5.2 Affirmative Obligations of the Company. Except (x) as expressly required or contemplated under the terms of this Agreement or as required by applicable Law, (y) as set forth in Section 5.2 of the Company Disclosure Letter or (z) with the written consent of Parent, at all times during the Pre-Closing Period, the Company shall (and shall cause each of the Acquired Corporations to):

(a) carry on its business in all material respects in the ordinary course, including with respect to preparing financial statements as of and for the year ended December 31, 2020 and the audit of such financial statements in a manner reasonably expected to result in a completion of such audit by February 15, 2021 (provided, that the Company may take actions outside of the ordinary course to the extent reasonably necessary to (i) protect the health and safety of the Acquired Corporations’ employees in respect of the Acquired Corporations’ business activities in response to COVID-19 or (ii) to implement COVID-19 Measures, and provided, further, that the Company provides written notice to Parent prior to taking such actions);

(b) use commercially reasonable efforts to invest any proceeds received upon the maturity, or sale, of any existing investments in marketable securities in a U.S. dollar bank account or a U.S. dollar money market fund which maintains a net asset value of $1.00 per share and is compliant with Securities and Exchange Rule 2a-7;

(c) use commercially reasonable efforts to (i) preserve intact the material components of its present business organization, (ii) keep available the services of its present officers and key employees in all material respects, and (iii) preserve its relationships with manufacturers, suppliers, vendors, distributors, Governmental Entities with jurisdiction over the operations of the Acquired Corporations, customers, licensors, licensees and others with which it has material business dealings, provided, however, that the Acquired Corporation shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs; and

(d) use commercially reasonable efforts to assist Ultimate Parent, in the preparation and filing, of Current Reports on Form 8-K for Ultimate Parent containing the information required therein, including the audited and unaudited consolidated financial statements of the Company required by Rule 3-05 of Regulation S-X of the SEC together with the unqualified audit opinion of and the consent of a nationally recognized accounting firm reasonably acceptable to Ultimate Parent and the pro forma financial information with respect to the Transactions to the extent required by Article 11 of Regulation S-X of the SEC; provided however, that in the event that this Agreement is terminated in accordance with Section 8.1 (other than a termination by Parent pursuant to Section 8.1(d) or Section 8.1(g), or a termination by the Company pursuant to Section 8.1(f)), Ultimate Parent shall promptly upon a request by the Company, reimburse the Acquired Corporations for all of their reasonable and documented out-of-pocket fees and expenses (including all reasonable and documented fees and expenses of counsel, accountants, experts and consultants to the Acquired Corporations) incurred by the Acquired Corporations (or on their behalf) in connection with the foregoing, it being understood and agreed that Ultimate Parent shall not be required to so reimburse the Acquired Corporations for any costs or expenses the Acquired Corporations would have incurred in connection with the preparation of their respective financial statements or any audit thereof notwithstanding the Transactions; and

(e) promptly notify Parent of (i) any Knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions, and (ii) any Legal Proceeding commenced, or, to its Knowledge threatened in writing, relating to or involving the Company that relates to the consummation of the Transactions.

5.3 Negative Obligations of the Company. Except (x) as expressly required under or contemplated by the terms of this Agreement or as required by applicable Law, (y) as set forth in Section 5.3 of the Company Disclosure Letter or (z) as approved in advance by Parent in writing, which consent, with respect to Section 5.3(x), shall not be unreasonably withheld, delayed or conditioned, at all times during the Pre-Closing Period, the Company shall not (and shall cause its Subsidiaries to not) do any of the following:

(a) (i) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Acquired Corporations or any options, warrants, or rights to acquire any such shares or other equity interests, other than in connection with the exercise of Company Options and in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity, or repurchase or otherwise acquire, directly or indirectly, any of its equity interests;

(b) issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Shares, any securities of any Subsidiary or any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company, except for the issuance of

Company Shares pursuant to Company Options outstanding prior to the Agreement Date and except that the Company may issue Company Options to new employees who were offered Company Options as part of offer letters that were executed prior to the Agreement Date, as set forth in Section 5.3(b) of the Company Disclosure Letter;

(c) adopt, amend, authorize or propose to amend its certificate of incorporation or bylaws (or similar charter or organizational documents);

(d) create or form any Subsidiary, acquire any equity interest in any other Person or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(e) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (ii) any assets that are otherwise material to the Acquired Corporations;

(f) directly or indirectly sell, lease, license, sublicense, sell and leaseback, abandon, transfer, assign, exchange, mortgage, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except (i) for entering into non-exclusive outbound licenses to service providers or where no rights to develop or commercialize any Product have been granted, clinical trial agreements and materials transfer agreements in the ordinary course of business and (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations;

(g) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations, except for the Transactions;

(h) (i) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, any obligations under conditional or installment sale Contracts or other retention Contracts relating to purchased property, any capital lease obligations or any guarantee or any such indebtedness of any other Person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of the Acquired Corporations, guarantee any debt securities of any other Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing except accounts payable to trade creditors (collectively, “Indebtedness”), or amend, modify or refinance any Indebtedness, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, except for, in each case, intercompany loans among the Acquired Corporations in the ordinary course of business and advances to employees and consultants for travel and other business-related expenses in the ordinary course of business;

(i) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto (except that the Acquired Corporations may make any capital expenditure that (i) is provided for in the Company’s capital expense budget Made Available to Parent or Parent’s Representatives prior to the Agreement Date, which expenditures shall be in accordance with the categories set forth in such budget or (ii) when added to all other capital expenditures made on behalf of the Acquired Corporations since the Agreement Date but not provided for in the Company’s capital expense budget Made Available to Parent or Parent’s Representatives prior to the Agreement Date, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter);

(j) compromise, settle or release any Legal Proceeding or threatened Legal Proceeding, other than any Legal Proceeding relating to a breach of this Agreement or pursuant to a settlement that does not relate to any of the Transactions and that (i) results in compromises, settlements or releases that involve only the payment of money damages in an amount not greater than $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Acquired Corporations, or (ii) result solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(i)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided that (x) the settlement of any Legal Proceeding or claim brought by the stockholders of the Acquired Corporations against the Acquired Corporations and/or any of their directors relating to the Transactions shall be subject to Section 2.7 or Section 6.8, as applicable, and (y) this Section 5.3(j) shall not permit the Acquired Corporations to settle, release, waive or compromise any Legal Proceeding or claim that (A) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any Intellectual Property Rights or the splitting of any revenues in respect of any Product or (B) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Acquired Corporations;

(k) commence any Legal Proceeding, except (i) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof) or (ii) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(l) change its financial or Tax accounting methods, accounting periods, principles or practices, except insofar as may have been required by a change in GAAP, Regulation S-X promulgated under the Exchange Act or applicable Law;

(m) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP;

(n) (i) settle, compromise or enter into any closing agreement with respect to any liability for Taxes, (ii) amend any material Tax Return, (iii) enter into any Material Contract with or request any material ruling from any Governmental Entity relating to Taxes, (iv) make, change, rescind or revoke any material Tax election, (v) change any method of accounting for Tax purposes, (vi) take any material position on a Tax Return inconsistent with a position taken on a

Tax Return previously filed, (vii) extend or waive any statute of limitations with respect to Taxes, (viii) surrender any claim for a material refund of Taxes or fail to timely file correct and complete Tax Returns as required by applicable Tax Law (ix) make or file any Tax election (other than a Tax election that is consistent with a Tax election made in a previous period and that would not materially increase the Taxes payable by the Company or any other Acquired Corporation) or (x) incur any Taxes as a result of distributing, lending, transferring or otherwise repatriating any cash amounts into the United States;

(o) change its fiscal year;

(p) except (i) as provided in clause (a) and (b) of this Section 5.3, (ii) to the extent expressly set forth in Section 6.3 or (iii) as may be required by the terms of any Employee Benefit Plan set forth in Section 3.13(a) of the Company Disclosure Letter (as in effect on the Agreement Date), (A) hire any employee or engage any independent contractor or consultant (who is a natural person), (B) increase the compensation or benefits of any of its current or former non-employee directors, officers, employees or other service providers, other than annual cost of living increases in the ordinary course of business consistent in amount with past practice, (C) grant, promise or pay any severance or termination pay to any current or former non-employee director, officer, employee or other service provider not provided for under any Employee Benefit Plan as in effect on the Agreement Date, (D) establish, adopt, enter into, materially amend or terminate any Employee Benefit Plan, except as required by applicable Laws, or grant any bonuses other than sales commissions pursuant to any sales commission plans in effect as of the Agreement Date and payments set forth on
Section 3.13(a) of the Company Disclosure Letter, (E) grant, promise or pay any “single-trigger,” change in control or similar benefit, including any gross-up payments, to any current or former non-employee director, officer, employee or other service provider not provided for under any Employee Benefit Plan as in effect on the Agreement Date or (F) accelerate the payment, funding or vesting of any Company Option except for any mandatory acceleration under any Employee Benefit Plan or Material Contract in effect on the Agreement Date;

(q) terminate any employee that would result in acceleration of vesting of options held by the terminated employee or the right to receive enhanced severance benefits for a termination in connection with a change of control under any Employee Benefit Plan;

(r) adopt or enter into any collective bargaining agreement or other similar labor union contract;

(s) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

(t) renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company from engaging or competing in any line of business or geographic area;

(u) enter into any new lease of real property, materially amend the terms of any existing lease of real property or acquire any interest in real property;

(v) forgive any loans to any employees, officers or directors of the Company, or any of the Company’s Affiliates;

(w) amend, modify, terminate or waive, or exercise any material right or remedy under, any Material Contract or enter into or become bound by, or seek to amend, terminate or waive, or exercise any material right or remedy under, any Contract which if entered into prior to the Agreement Date would have been a Material Contract, excluding any non-exclusive license agreements to service providers or where no rights to develop or commercialize any Product have been granted and materials transfer agreements entered into in the ordinary course of business;

(x) publicly disclose any clinical data relating to or resulting from the Company’s pending clinical trials or any analysis or work product created by or on behalf of the Company based in whole or in part on such clinical data;

(y) (i) enter into any new line of business or (ii) start to conduct a line of business of the Acquired Corporations in a geographic area where it is not conducted as of the Agreement Date;

(z) adopt or implement any stockholder rights plan or similar arrangement;

(aa) except as set forth in Section 5.2(d), make any investment in marketable securities with existing cash or cash equivalents or with proceeds received upon the maturity, or sale, of existing investments in marketable securities;

(bb) except as otherwise permitted by this Section 5.3, grant any rights with respect to any Owned Company IP or divest any Owned Company IP; or

(cc) authorize any of, or commit, resolve or agree to take any of, the foregoing actions in this Section 5.3.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Offer Acceptance Time in violation of the HSR Act or other Antitrust Laws, or otherwise.

5.4 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.4 or Section 6.1 or otherwise prohibit the Company from complying with its obligations under this Section 5.4 or Section 6.1.

(b) Except as expressly permitted pursuant to this Section 5.4 or Section 6.1, during the Pre-Closing Period, the Company shall not (and shall cause the other Acquired Corporations not to) and shall use reasonable best efforts to cause the Representatives of the Acquired Corporations not to (and not to resolve or publicly propose to), directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions, activities or negotiations with any

Persons that may be ongoing with respect to an Acquisition Proposal or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal, and (ii) (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal, (D) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 5.4), (E) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law, (F) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL, or (G) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause its Representatives to (i) following the Agreement Date promptly (and in all events within three (3) Business Days), request the return from, or destruction by, all third parties of all non-public information previously furnished or made available to such parties by or on behalf of the Company relating to any possible Acquisition Proposal within the six (6) month period preceding the Agreement Date (and the Company shall use its commercially reasonable efforts to have such information returned or destroyed) and immediately terminate all physical and electronic data room access previously granted to any such party or its Representatives and (ii) commencing on the Agreement Date prohibit any third party (other than Parent, Purchaser and their respective Representatives) from having access to any physical or electronic data room relating to any possible Acquisition Proposal. The Company shall use its commercially reasonable efforts to enforce the terms of each confidentiality agreement with any such Person.

(c) If at any time on or after the Agreement Date and prior to the Offer Acceptance Time the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the Agreement Date (and has not been withdrawn) and did not result from any material breach of Section 5.4 or Section 6.1, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and inform such Person or group of Persons of the terms of this Section 5.4 and (ii) if the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that failure to take actions described in clauses (x) or (y) of this section is inconsistent with the fiduciary duties of the Company Board to the

Company Stockholders under applicable Laws, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, that the Company shall promptly notify Parent that it is taking the actions described in clauses (x) or (y) and concurrently provide to Parent any non-public information concerning the Company that is provided to any Person given such access described in clause (x) of this section, which was not previously provided to Parent or its Representatives. The Company shall provide Parent with an accurate and complete copy of the Acceptable Confidentiality Agreement entered into as contemplated by this Section 5.4 promptly (and in any event within 24 hours) of the execution thereof.

(d) Following the Agreement Date, the Company shall (i) promptly (and in any event within the shorter of one Business Day or 36 hours) notify Parent orally and in writing if any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal (including any request for non-public information related to the Company) are received by the Company or any of its Representatives, (ii) provide to Parent the identity of the Person making or submitting any such inquiry, proposal, offer or request, a summary of the material oral terms and conditions of such inquiry, proposal, offer or request, and a copy of any written materials received from such Person or such Person’s Representatives or provided by the Company or its Representatives to such Person or such Person’s Representatives or the Principal Stockholders related thereto, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any such inquiry, proposal, offer, request or Acquisition Proposal on a prompt basis, including providing the related information in clause (ii) with respect thereto, and (iv) upon the request of Parent, promptly inform Parent of the status of such Acquisition Proposal. The Company agrees that it will not enter into any confidentiality agreement with any Person subsequent to the Agreement Date which prohibits the Company from providing any information to Parent in accordance with this Section 5.4 or otherwise prohibit the Company from complying with its obligations under this Section 5.4. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the Agreement Date unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 5.4 or otherwise prohibit the Company from complying with its obligations under this Section 5.4.

(e) Nothing in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) communicating with any Person that makes any Acquisition Proposal (or such Person’s Representatives) solely to the extent necessary to direct such Person to the provisions of this Section 5.4; provided that the Company may not effect a Company Adverse Change Recommendation except in accordance with the terms of Section 6.1.

(f) The Company agrees that in the event that the Company or any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.4, the Company shall be deemed to be in breach of this Section 5.4.

5.5 FIRPTA Documentation. Prior to or concurrently with the Offer Acceptance Time, Parent shall have received from the Company a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than thirty (30) days prior to the Closing Date and signed by an officer of the Company, and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company, including Company Shares, do not constitute “United States real property interests” under Section 897(c) of the Code and the notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing.

SECTION 6 ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Company Board nor any committee thereof shall (i)(A) withhold, withdraw or modify in a manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (C) make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to any Acquisition Proposal or any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Offer Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.4) from any Person that has not been withdrawn and, after consultation with outside legal counsel and independent financial advisors, the Company Board shall have determined, in good faith, that such

Acquisition Proposal is a Superior Proposal, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Proposal, in each case if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent all information contemplated to be provided in accordance with Section 5.4(d), (2) the Company shall have given Parent the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and independent financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws, and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(f). Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f), in and of itself, shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment (which shall include any change to the financial terms, including the form, amount and timing of payment of consideration) to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to an Intervening Event, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws; (B) the Company shall have given Parent a Determination Notice at least four (4) Business Days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Intervening Event in reasonable detail, (2) the Company shall have given Parent the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals so that such Intervening Event would no longer necessitate a Company Adverse Change Recommendation, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by

Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Intervening Event and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Entity in connection with any Antitrust Laws; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause their respective Affiliates, if applicable, to promptly, but in no event later than ten (10) Business Days after the Agreement Date, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions. Each Party shall furnish to the other Party or its outside counsel such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Entity.

(c) Each Party hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with any inquiry by any Governmental Entity relating to the Transactions. Without limiting the generality of anything contained in this Section 6.2, each Party hereto shall give the other Parties prompt notice of any pending or threatened request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Entity, or brought by a third party before any Governmental Entity, in each case with respect to the Transactions under any Antitrust Laws (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each Party hereto shall use its commercially reasonable efforts to (i) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (ii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Entity in connection with any such request, inquiry, investigation, action or Legal Proceeding (and if in writing, furnish the other Party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted to any Governmental Entity, and (iv) except as may be prohibited by any Governmental Entity or by any Law, provide advance notice of and permit authorized Representatives of the other Party to be present at each material meeting or conference with any Governmental Entity and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity. Parent may withdraw and refile its filing under the HSR Act if, in its good faith judgment, it determines (after consultation with the Company and taking the Company’s views into account), that the taking of such action would be consistent with, and would not undermine, the parties’ efforts to expeditiously consummate the Transactions.

(d) The Parties shall defend through litigation on the merits any claim asserted in court by any Person, including any Governmental Entity, under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date; provided that such litigation in no way limits the obligation of Purchaser and Parent to use their reasonable best efforts to make effective the Transactions as soon as reasonably practicable. The Company will not commit to or agree with any Governmental Entity to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, without Parent’s prior review and approval.

(e) Parent agrees that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would reasonably be expected to make it materially more difficult or to materially increase the time required to obtain the expiration or termination of any applicable waiting period pursuant to the HSR Act.

6.3 Company Equity Awards.

(a) Prior to the Offer Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Equity Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each unexercised Company Option then outstanding as set forth in Section 2.8, and (ii) cause, as of the Effective Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time to be cancelled, terminated, extinguished, subject, if applicable, to payment or assumption and conversion by Parent, in either case, pursuant to Section 2.8.

(b) In lieu of the Company granting any Company Equity Awards for Fiscal Year 2021 to its employees in accordance with its compensation practices under the terms of the Company Equity Plans, no later than 30 days following the Closing, the Ultimate Parent will grant to each employee identified by the Company on Section 6.3(b) of the Company Disclosure Letter and who remains a Continuing Employee through the applicable grant date, an equity award under the assumed Viela Bio Amended and Restated 2018 Equity Incentive Plan and/or any Ultimate Parent equity incentive plan, as determined by Ultimate Parent in its discretion, with a grant date fair value for financial accounting purposes that is not less than the value set forth opposite each employee’s name of Section 6.3(b) of the Company Disclosure Letter.

6.4 Employee Benefits.

(a) Following the Closing Date and for a period of twelve (12) months thereafter, Parent shall maintain, or shall cause the Surviving Corporation to maintain, for employees of the Company who continue in the employ of Parent, the Surviving Corporation or any of their respective Subsidiaries following the Closing Date (“Continuing Employees”), (i) no less than the same base salary or hourly wage and annual target cash bonus percentage as applicable to the Continuing Employees as of immediately prior to the Closing (provided that the bonus shall be governed by the plan generally applicable to employees of U.S. Subsidiaries of Parent) and (ii) other employee benefits which are no less favorable in the aggregate to either of the following (to be determined within the Parent’s sole discretion): (A) those provided to the Continuing Employees immediately prior to Closing, and (B) those provided to similarly situated employees of U.S. Subsidiaries of Parent (in either case, excluding any defined benefit pension benefits, retiree medical benefits and equity-based compensation), and in either case, subject to Section 6.4. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Parent or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(b) From and after the Closing, Parent shall make commercially reasonable efforts to provide, or to cause its Subsidiaries to provide, each Continuing Employee full credit for purposes of eligibility to participate under any Employee Benefit Plans and arrangements (with the exception of any applicable pension plan and post-retirement health and life insurance) that are provided, sponsored, maintained or contributed by U.S. Subsidiaries of Parent for such Continuing Employee’s service with the Company, to the same extent recognized by the Company, except to the extent such credit would result in the duplication of benefits for the same period of service.

(c) Parent shall make commercially reasonable efforts to (i) waive for each Continuing Employee, and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement or any other restriction that would prevent immediate or full participation under the health and welfare plans of U.S. Subsidiaries of Parent applicable to such Continuing Employee to the extent such waiting period, payment requirement, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company, (ii) waive any and all evidence of insurability requirements (including pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements) with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the

Employee Benefit Plans immediately prior to the Closing, and (iii) give full credit under the welfare plans of Parent and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing and for any lifetime maximums, as if there had been a single continuous employer.

(d) Parent and Purchaser acknowledge that the Viela Bio, Inc. Executive Severance Plan adopted by the Company as of August 9, 2019 and the Viela Bio, Inc. Non-Executive Severance Plan adopted by the Company as of August 9, 2019 (the “Company Severance Plans”) will remain in full force and effect in accordance with their terms and may not be amended, modified or terminated through and including the second anniversary of the Closing Date.

(e) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Benefit Plan for purposes of ERISA or otherwise. No provision of this Agreement shall create any third party beneficiary or other rights in any current or former employee, director or other service provider of the Company in respect of any benefits that may be provided, directly or indirectly, under any Employee Benefit Plan or benefit plan of Parent.

6.5 Termination of the Company’s 401(k) Plan. Unless otherwise directed by Parent in writing at least five (5) Business Days before the Effective Time, the Company shall take all necessary actions to terminate its 401(k) plan, with such termination effective as of no later than the date immediately preceding the Closing Date. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent) evidencing that the Company’s 401(k) plan will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Effective Time, and will adopt any necessary amendments to the Company’s 401(k) plan to effect such termination. Prior to and conditioned upon termination of the Company’s 401(k) plan, the Company shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Company’s 401(k) plan that are impacted by such termination.

6.6 Appointment of the Plan Administrator of the Severance Plans.    At least five (5) Business Days before the Effective Time, the Company shall take all necessary actions to appoint a committee composed of three individuals, two of whom are designated by Ultimate Parent and one of whom is designated by the Compensation Committee of the Company’s Board of Directors, as the “Plan Administrator” for each of the Company Severance Plans following the Effective Time, with such appointments automatically effective as of the Effective Time. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent) evidencing such appointment.

6.7 Indemnification of Officers and Directors.

(a) All rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors or officers of any Acquired Corporation as of the Agreement Date or have been directors or officers of any Acquired Corporation in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws (or applicable governing documents) of the Acquired Corporations (as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Section 6.7(a) of the Company Disclosure Letter and in effect as of the Agreement Date) in the forms Made Available by the Company to Parent or Parent’s Representatives prior to the Agreement Date, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, except as required by applicable Law, and Surviving Corporation shall (and Ultimate Parent shall cause the Surviving Corporation to) observe, honor and fulfill such rights to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period shall continue to be subject to this Section 6.7(a) and the rights provided under this Section 6.7(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Acquired Corporations as of the Agreement Date (an accurate and complete copy of which has been Made Available by the Company to Parent or Parent’s Representatives prior to the Agreement Date) (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” or “runoff” insurance policy, (ii) Parent or the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 250% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”) and (iii) if requested by Parent, the Company shall issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, and Parent shall have the right to negotiate such coverage and the Company shall reasonably cooperate therewith. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(c) In the event Ultimate Parent, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Ultimate Parent or Parent, as applicable, shall ensure that the successors and assigns of Ultimate Parent, Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Ultimate Parent or Parent, shall assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the acceptance of Company Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Law, this Section 6.7 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.8 Securityholder Litigation. The Company shall promptly notify Parent of any litigation brought against the Company and/or members of the Company Board or the Company’s officers (in their respective capacities as such) relating to the Transactions (“Transaction Litigation”) and shall keep Parent reasonably informed with respect to the status thereof. The Company shall control any Transaction Litigation; provided, that the Company shall give Parent the right to review and comment in advance on all filings or responses to be made by the Company in connection with any such litigation and the right to participate (at Parent’s expense) in such litigation. No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.8, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to any Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.9 Additional Agreements. Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions pursuant to any applicable Law or Material Contract; (ii) use commercially reasonable efforts to obtain each consent (if any) required to be obtained pursuant to any applicable Law or Material Contract set forth on Schedule 6.9 by such Party in connection with the Transactions; and (iii) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third party against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such consent obtained by the Company during the Pre-Closing Period.

6.10 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Law; and (c) no Party need consult with the other Party in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.4(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation; provided that, nothing in this Section 6.10 limits or otherwise modified the Company’s obligations under Section 5.4 or Section 6.1.

6.11 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors or authorized committee thereof shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company shall give prompt notice to Parent (and shall subsequently keep Parent informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Company Material Adverse Effect and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent shall give prompt notice to the Company (and shall subsequently keep the Company informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Purchaser Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.11(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy under this Agreement.

6.12 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Company Shares and Company Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act. The Company shall provide a true and complete copy of the resolutions of the Compensation Committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence to Parent prior to execution of this Agreement (the form and substance of which resolutions shall be subject to review and approval of Parent).

6.14 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Company Shares from Nasdaq and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.15 Financing.

(a) Purchaser and Parent shall, and shall cause Borrower (as defined in the Debt Commitment Letter) to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the Debt Financing on the terms and conditions not less favorable than those set forth in the Debt Commitment Letter on or prior to the Closing Date (including but not limited to reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions to the Debt Financing that are within Parent’s, Purchaser’s and Borrower’s control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing, and (iv) in the event that the Offer Conditions and the conditions set forth in Section 7 have been satisfied or, upon funding, would be satisfied or waived, draw an amount of the Debt Financing which, together with the cash on hand of Parent and Purchaser and the net proceeds of any offering of debt securities, is sufficient to enable Parent and Purchaser to fund the cash payments required to consummate the Transactions). None of Parent or Purchaser shall (and Parent shall cause Borrower not to), without the Company’s prior written consent, amend, modify, replace, terminate or agree to any waiver under the Debt Commitment Letter if such amendment, modification, replacement, termination or waiver (i) reduces the aggregate amount of the Debt Financing to an amount that, together with Parent’s and Purchaser’s cash on hand and the net proceeds of any offering of debt securities, would be less than an amount that would be required to fund the cash payments required to consummate the Transactions or (ii) changes the conditions to obtaining the Debt Financing or adds new or additional conditions precedent to obtaining the Debt Financing, if such change would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing on the Closing Date) materially less likely to occur or (C) materially adversely impact the ability of the Borrower to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto; provided, however, that, for the avoidance of doubt, Parent may cause the Borrower to (1) amend or replace the Debt Commitment Letter or the Debt Fee Letter to add lenders, arrangers, bookrunners, syndication agents, managers or similar entities who had not executed the Debt Commitment Letter as of the Agreement Date and (2) implement or exercise any “flex” provisions provided in the Debt Fee Letter as in effect on the

Agreement Date, in each case, not in contravention of the foregoing. Notwithstanding anything to the contrary contained in this Agreement, subject to the terms and conditions hereof, Parent and Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same and/or alternative Financing Sources so long as such substitute financing is subject to funding conditions that are not less favorable to Parent and Purchaser than the funding conditions set forth in the Debt Commitment Letter and so long as such substitute financing would not adversely impact the ability of Parent and Purchaser to consummate the Transactions on a timely basis. If any portion of the Debt Financing becomes unavailable on the terms and conditions or within the timing contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated or modified for any reason (but without waiving any responsibility or liability for breach by Parent or Purchaser of its obligations under this Agreement), then Parent and Purchaser shall use their reasonable best efforts to arrange to obtain alternative debt financing commitments (together with any replacements or substitutions of any of the foregoing from time to time in accordance with the terms hereof, any “Alternative Debt Financing”) from alternative lenders in an amount, when taken together with the cash on hand of Parent and Purchaser and the net proceeds of any offering of debt securities, sufficient to consummate the Transactions. The obligations of Parent and Purchaser hereunder shall apply equally to any such Alternative Debt Financing (including any new financing commitment). Upon the request of the Company, Parent and Purchaser shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange such Alternative Debt Financing and shall, upon request, provide true and correct copies of all documents related to any Alternative Debt Financing to the Company promptly upon their execution. The terms “Debt Financing” and “Debt Commitment Letter” as used herein shall be deemed to include the Debt Financing or Debt Commitment Letter, as the case may be, that is not so superseded at the time in question or that is amended, supplemented, modified, superseded or replaced in accordance with the terms hereof and any Alternative Debt Financing entered into in accordance herewith to the extent then in effect.

(b) Subject to Section 5.1, during the Pre-Closing Period, the Company shall prepare and furnish to Parent and the Financing Sources as promptly as reasonably practicable following request therefor (i) information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing or customary for the offering and placement of debt securities, to the extent reasonably requested by Parent to assist in preparation of customary rating agency or lender presentations, bank information, offering or private placement memoranda, prospectuses and similar documents relating to such arrangement of loans or placement of debt securities and (ii) all consolidated financial statements, historical business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto required under the Debt Commitment Letter and written financial information reasonably necessary for the Parent, Borrower and the Financing Sources to prepare the “Information Memorandum” referred to in the Debt Commitment Letter and other Information Materials (as defined in the Debt Commitment Letter) or reasonably necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities as contemplated by the Debt Commitment Letter, including the (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries, for the fiscal year last ended, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries, for each fiscal quarter ended after the Agreement Date (it being acknowledged and agreed that such unaudited quarterly financial statements shall be provided to Parent within forty (40) days after the completion of each fiscal quarter after the Agreement Date); provided, that the timely filing by the Company of the required financial statements specified in clauses (A) and (B) above in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the foregoing requirements in clauses (A) and (B) with respect to the Company and its Subsidiaries (the information referred to in clause (ii) being referred to in this Agreement as the “Required Information”).

(c) Subject to Sections 5.1 and 6.15(d), during the Pre-Closing Period, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, upon reasonable notice, provide Parent with all customary and necessary cooperation, as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including by:

(i) using reasonable best efforts to make the Company’s senior management and its Representatives available to participate in a reasonable and customary number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with the Financing Sources and/or prospective lenders and sessions with rating agencies in connection with the Debt Financing;

(ii) assisting in the preparation of those sections of any rating agency presentations, offering memoranda, private placement memoranda, road show presentations, bank information memoranda (including, to the extent necessary, (A) an additional bank information memorandum that does not include material non-public information of the Company or its securities within the meaning of United States federal and state securities laws and (B) authorization letters), prospectuses and similar documents (including, if applicable, the delivery of one or more customary representation letters), including any supplements to the foregoing, that relate to the Company and its business, operations and prospects, in each case that are required in connection with the Debt Financing;

(iii) using reasonable best efforts to obtain the consent of, and customary comfort letters (including customary “negative assurance” comfort and change period comfort) from, the Company’s past and present auditors (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements in connection with the Debt Financing;

(iv) (A) assisting in the preparation of and, in connection with the Closing, executing one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company) (in each case, subject to and only effective upon the occurrence of the Offer Acceptance Time) and (B) reasonably facilitating the taking of all corporate actions by the Company with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing in connection with the Transactions; provided that, the effectiveness of any of the forgoing shall be subject to the occurrence of the Effective Time;

(v) in connection with the Debt Financing, providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

(vi) cooperating with customary and reasonable due diligence requests in connection with the Debt Financing;

(vii) to the extent appropriate, using reasonable best efforts to ensure any syndication and marketing efforts benefit from the Company’s existing lending and investment banking relationships;

(viii) providing at least seven (7) Business Days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing that is required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent reasonably requested by Parent from the Company at least ten (10) Business Days prior to the expected Closing Date;

(ix) upon the request of Parent, publicly disclosing or permitting Parent to publicly disclose, in connection with any bona fide marketing activities related to the Debt Financing, any non-public business or financial information related to the Company and/or any of its Subsidiaries that Parent reasonably determines, upon the advice of counsel, to be material to an investment decision in connection with the Debt Financing and is legally required to be disclosed in any offering documents related to any Debt Financing or Alternative Debt Financing; provided no such disclosure shall occur without the written consent of the Company, which consent cannot be unreasonably withheld;

(x) using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts to which the Company or any of its Subsidiaries is a party;

(xi) providing Parent prompt notice of any Required Information contained in the Information Materials (as defined in the Debt Commitment Letter) ceasing to be Compliant; and

(xii) using reasonable efforts to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections.

(d) Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.15), (i) nothing herein shall require any such cooperation to the extent it would (A) require the Company or any of its Subsidiaries or Affiliates or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (B) unreasonably disrupt the conduct of the ongoing business or operations of the Company or any of its Subsidiaries or Affiliates, (C) require the Company to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities that are not contingent upon the Effective Time or for which it is not promptly reimbursed or simultaneously indemnified, (D) require the Company to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under the certificate of incorporation or bylaws of the Company, any applicable Laws, or any Contract, (E) require the Company or any of its Subsidiaries or Affiliates or their respective Representatives, as applicable, to prepare any projections or other “forward looking” or similar statements or (F) result in any officer or director of the Company or any of its Subsidiaries or Affiliates, or any Representatives thereof, incurring personal liability with respect to any matters relating to the Debt Financing; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of its Subsidiaries or Affiliates or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the Effective Time. Parent and its Subsidiaries and the Financing Sources may reasonably use logos of the Company solely in connection with the Debt Financing; provided, that such logos are used solely in conformance with the Company’s trademark usage guidelines and in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) Upon the request of the Company, Parent and Purchaser will keep the Company reasonably informed on a reasonably current basis of the status of Parent’s, Purchaser’s and Borrower’s efforts to obtain the Debt Financing. Without limiting the generality of the foregoing, Parent and Purchaser shall give the Company prompt notice of the occurrence of (i) any material breach of or default under the Debt Commitment Letter by any party thereto of which Parent or Purchaser becomes aware or (ii) to the extent Parent or Purchaser becomes aware thereof, any other event or development that would reasonably be expected to materially adversely impact the ability of Borrower (as defined in the Debt Commitment Letter) to obtain all or any portion of the Debt Financing to the extent necessary to consummate the Transactions.

(f) In the event that this Agreement is terminated in accordance with Section 8.1 (other than a termination by Parent pursuant to Section 8.1(d) or Section 8.1(g) or a termination by the Company pursuant to Section 8.1(f)), (i) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company or any of Subsidiaries or any of their respective Representatives in connection with the performance of their respective obligations under this Section 6.15 (to the extent not previously reimbursed) and (ii) Parent shall indemnify and hold harmless, the Company and its Subsidiaries and Affiliates, and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the performance of their respective obligations under this Section 6.15, in each case except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of, or inaccuracies in the information provided by, the Company, its Subsidiaries or any of their respective Representatives.

6.16 Company Resignations. The Company shall obtain and deliver to Parent at or prior to the Effective Time (or, at the option of Parent, at a later date) the resignation of each officer and director of each of the Acquired Corporations, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any Employment Agreement or Employee Benefit Plan applicable to such individual’s status as an officer or director of an Acquired Corporation).

6.17 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

SECTION 7 CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Entity and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall have there been any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Entity which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment or have caused to be accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8 TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by Parent or the Company if the Offer (as may be extended in accordance with this Agreement) shall have expired as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if such failure of the acceptance for payment of Company Shares or non-satisfaction of any such Offer Conditions is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Offer Acceptance Time and such Party has not cured such failure within ten (10) days after having received notice thereof from the other Party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent so requests in writing, or, if earlier, two (2) Business Days prior to the Expiration Date, provided, that Parent may only make such request once every thirty (30) days unless the Acquisition Proposal shall have been publicly disclosed; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) Business Days prior to the Expiration Date; or (iv) the Company shall have knowingly and intentionally breached any of its obligations pursuant to Section 5.4 or Section 6.1 in any material respect;

(e) by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior to the close of business on July 30, 2021 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;

(f) by the Company at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”), provided, that the Company has complied in all material respects with the requirements of Section 5.4 and Section 6.1(b)(i) with respect to such Superior Proposal and pays the Termination Fee as provided in Section 8.3(a);

(g) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(ii)”, “(iii)” or “(iv)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company at any time prior to the Offer Acceptance Time, if a breach in any material respects of any representation or warranty contained in this Agreement or failure to perform in any material respects any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform, or, if earlier, the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(i) by the Company if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) or if Purchaser shall have within four (4) Business Days following the Expiration Date failed to accept and pay for all Company Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) and as of the Expiration Date all of the Offer Conditions have been satisfied or waived; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(i) if a breach by the Company of any covenant or obligation under this Agreement is the proximate cause of Purchaser failure to commence the Offer within the specified period or consummate the Offer, in each case in accordance with the terms of this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective Representatives, stockholders and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms, and (c) subject to Section 8.3 hereof, the termination of this Agreement shall not relieve any Party from any liability for common law fraud or Willful Breach.

8.3 Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (x) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(g), (y) any Person shall have publicly disclosed an Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Company Board after the Agreement Date and prior to such termination (unless withdrawn at least two (2) Business Days prior to such termination) and (z) within twelve (12) months of such termination the Company shall have (A) entered into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated or (B) consummated any Acquisition Proposal (provided, that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”);

then, in any such event under clause “(i),” “(ii)” or “(iii)” of this Section 8.3(a), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(a)(i), concurrently with the termination of this Agreement and execution of the Specified Agreement (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(a)(ii), within two (2) Business Days after such termination or (z) in the case of Section 8.3(a)(iii), concurrently with the consummation of the applicable Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $107,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(a), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a), shall limit the rights of Parent or Purchaser under Section 9.5(b) or Section 8.2.

(b) Except as set forth in Section 8.2, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(a) and any payments pursuant to Section 8.3(c) shall be the sole and exclusive remedy of Parent Related Parties against the Acquired Corporations and any of their former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(c) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9 MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Offer Acceptance Time, subject to Section 6.7(d), this Agreement may be amended at any time by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that this Section 9.1 and Sections 9.2, 9.5, 9.7 and 9.11 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any respect to a Financing Source without the prior written consent of the Lead Arrangers (as defined in the Debt Commitment Letter).

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties and Covenants. None of the representations, warranties or covenants contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger, except for those covenants that by their terms survive the Effective Time, and this Section 9 and any applicable defined terms in Exhibit A shall survive the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement, the Tender Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; and provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement, or any of the Transactions; provided, however, that all disputes or controversies arising out of or relating to the Debt Financing or involving the Financing Sources shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy will occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) each Party shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER, THE PARENT CREDIT FACILITY OR THE PERFORMANCE THEREOF.

9.6 Assignability. No Party may assign (by merger, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, that each of Parent or Purchaser may assign, in its sole discretion, (a) any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Ultimate Parent without the consent of the Company (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the Company Stockholders under this Agreement) and (b) its rights under this Agreement for collateral security purposes to any Financing Source, and any such Financing Source may exercise all of the rights and remedies of Parent and/or Purchaser hereunder; provided, that no such assignment pursuant to this Section 9.6 shall relieve Ultimate Parent, Parent or Purchaser of their respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs, the right of the Company Stockholders to receive the Offer Price or Merger Consideration, as applicable, and the right of the holders of Company Options to receive an amount of cash calculated as set forth in Section 2.8, (ii) the provisions set forth in Section 6.7 of this Agreement, (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(b) and (iv) each Financing Source shall be an express third party beneficiary with respect to this Section 9.7 and Sections 9.1, 9.2, 9.5 and 9.11 and shall be entitled to enforce such provisions against all Parties to this Agreement.

9.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

1 Horizon Way

Deerfield, IL 60015

Attn: General Counsel

Email: legal@horizontherapeutics.com

if to Ultimate Parent:

Connaught House, 1st Floor,

1 Burlington Road,

Dublin 4,

D04 C5Y6, Ireland

Attn: General Counsel

Email: legal@horizontherapeutics.com

with a copy to (which shall not constitute notice):

Cooley LLP

Attn: Barbara L. Borden & Rama Padmanabhan

4401 Eastgate Mall

San Diego, CA 92121

Email: bborden@cooley.com & rama@cooley.com

if to the Company (prior to the Effective Time):

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

Attn: Zhengbin (Bing) Yao, Ph.D. and Jim Kastenmayer

Email: YaoB@vielabio.com; KastenmayerJ@vielabio.com

with a copy to (which shall not constitute notice):

Mintz, Levin Cohn, Ferris, Glovsky and Popeo, P.C.

Attn: Matthew J. Gardella; Matthew W. Tikonoff; John T. Rudy

One Financial Center

Boston, MA 02111

Email: mgardella@mintz.com; mwtikonoff@mintz.com; jrudy@mintz.com

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Fees and Expenses. Subject to the terms of Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions (including the Offer and the Merger) shall be paid by the Party or Parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated, except as set forth in Section 5.2(d) and 6.15.

9.11 Liability of Financing Sources.

(a) Notwithstanding anything herein to the contrary, (i) the Company agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the definitive agreements with respect thereto, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles; provided, that (x) the interpretation of the provisions of this Agreement (including with respect to satisfaction of the conditions contained herein, whether the Acquisition (as defined in the Debt Commitment Letter) has been consummated as contemplated by this Agreement, the interpretation of the definition of Company Material Adverse Effect and whether there shall have occurred (or could reasonably be expected to occur) a Company Material Adverse Effect), (y) the determination of whether the representations and warranties made by the Target (as defined in the Debt Commitment Letter) in this Agreement are accurate and whether as a result of any inaccuracy of any such representations and warranties Parent or Purchaser, as applicable, has the right to terminate Parent’s and Purchaser’s obligations, or has the right not to consummate the Acquisition, under this Agreement and (z) all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules thereto shall be governed by and construed in accordance with the domestic laws of the State of Delaware without regard to conflict of law principles that would result in the application of the law of any other state and (ii) the Company (A) agrees that it will not, and will cause its Affiliates and each of its and its Affiliates’ Representatives not to bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.8 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law and (F) agrees to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 9.5(c).

(b) Notwithstanding anything herein to the contrary, the Company acknowledges and agrees, on behalf of itself and its Affiliates and each Representative thereof, that it and its Affiliates and each Representative thereof shall not have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the definitive agreements with respect thereto or the transactions contemplated hereby or thereby; provided, that following the Closing, the foregoing will not limit the rights of the parties to the Debt Financing under the Debt Commitment Letter and Parent Credit Facility. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

(c) The Company (on behalf of itself and its Affiliates and each Representative thereof (as each of the foregoing is determined prior to the Closing Date)):

(i) hereby waives any claims or rights against any Financing Source, and agrees that the Financing Sources shall have no liability to the Company, relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Parent Credit Facility and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise arising prior to the Closing Date;

(ii) hereby agrees not to commence prior to the Closing Date any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, the Parent Credit Facility and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise; and

(iii) hereby agrees to cause any suit, action or proceeding asserted against any Financing Source prior to the Closing Date by or on behalf of the Company, any of its Affiliates or any Representative thereof (as each of the foregoing is determined prior to the Closing Date) in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, the Parent Credit Facility and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated.

9.12 Guaranty. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Ultimate Parent unconditionally, absolutely and irrevocably guarantees, as principal and not as surety, the full and complete payment and performance of all obligations and liabilities of Parent and Purchaser under this Agreement, whether now in existence or hereafter arising, pursuant to this Agreement and the Transactions, and hereby agrees that any breach or nonperformance of any such obligations of Parent or Purchaser shall also be deemed to be a default of Ultimate Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any of, or combination of, Ultimate Parent and Parent in the first instance.

9.13 Construction.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement, unless otherwise stated, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) When reference is made herein to the Company, such reference shall be deemed to include all direct and indirect Subsidiaries of the Company unless otherwise indicated or the context otherwise requires.

(e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(g) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(h) References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(i) As used in this Agreement, references to “ordinary course of business” means the ordinary and usual course of normal day-to-day operations of the Company consistent with past practice and custom, provided that any action taken, or omitted to be taken, and any adjustments and modifications thereto taken in response to or as a result of implementation of any COVID-19 Measure or to the extent reasonably necessary to protect the health and safety of the Acquired Corporations’ employees in respect of the conduct of the Acquired Corporations’ business in response to COVID-19 shall be deemed to be “ordinary course” and in the “ordinary course of business”.

(j) References to “Made Available” shall mean that such documents or information referenced: (i) were delivered to Parent or its Representatives prior to the execution and delivery of this Agreement; (ii) were contained in the Company’s electronic data room maintained by Donnelley Financial Solutions Venue by no later than 5:00 pm ET on the date prior to the execution and delivery of this Agreement; or (iii) were publicly available, without redactions, on the EDGAR website prior to the Agreement Date.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VIELA BIO, INC.

By:	/s/ Zhengbin (Bing) Yao, Ph.D.
Name:	Zhengbin (Bing) Yao, Ph.D.
Title:	President and Chief Executive Officer

HORIZON THERAPEUTICS USA, INC.

By:	/s/ Timothy Walbert
Name:	Timothy Walbert
Title:	Chief Executive Officer

TEIRIPIC MERGER SUB, INC.

By:	/s/ Timothy Walbert
Name:	Timothy Walbert
Title:	President

HORIZON THERAPEUTICS PUBLIC LIMITED COMPANY

By:	/s/ Timothy Walbert
Name:	Timothy Walbert
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

1.1. “Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 5.4(a).

1.2. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

1.3. “Acquisition Proposal” shall mean any offer or proposal by any Person (other than an offer or proposal by Parent or Purchaser), in each case, relating to any Acquisition Transaction.

1.4. “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving: (i) any acquisition or purchase from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a twenty percent (20%) interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 20% or more of such securities) of any Acquired Corporation, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries; (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 20% or more of such securities) of any Acquired Corporation; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving the Company, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof; (iv) any sale, lease, exchange, transfer, license or disposition (in each case, other than in the ordinary course of business) of more than twenty percent (20%) of the assets of the Acquired Corporations (taken as a whole) (measured by the fair market value thereof); or (v) any combination of the foregoing.

1.5. “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

1.6. “Agreement” shall have the meaning set forth in the Preamble.

1.7. “Agreement Date” shall have the meaning set forth in the Preamble.

1.8. “Anti-Corruption Laws” shall have the meaning set forth in Section 3.12(c).

1.9. “Antitrust Investigation” shall have the meaning set forth in Section 6.2(c).

1.10. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Entity that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

1.11. “Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.4(a).

1.12. “beneficially own” or “beneficial ownership” shall mean, with respect to any securities, having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

1.13. “Book-Entry Shares” shall mean non-certificated Company Shares represented by book-entry.

1.14. “Borrower” shall have the meaning ascribed to such term in the Debt Commitment Letter)

1.15. “Business Day” shall have the meaning ascribed thereto in Rule 14d-1(g)(3) under the Exchange Act.

1.16. “CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (including any changes in state or local law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act) and any legislative or regulatory guidance issued pursuant thereto.

1.17. “Certificates” shall have the meaning set forth in Section 2.6(b).

1.18. “Closing” shall have the meaning set forth in Section 2.3(a).

1.19. “Closing Date” shall have the meaning set forth in Section 2.3(a).

1.20. “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

1.21. “Company” shall have the meaning set forth in the Preamble.

1.22. “Company Adverse Change Recommendation” shall have the meaning set forth in Section 6.1(a).

1.23. “Company Associate” shall mean each current and former officer or other employee, or individual who is an independent contractor, consultant or director of or to any Acquired Corporation.

1.24. “Company Balance Sheet” shall have the meaning set forth in Section 3.7.

1.25. “Company Balance Sheet Date” shall have the meaning set forth in Section 3.7.

1.26. “Company Board” shall mean the board of directors of the Company.

1.27. “Company Board Recommendation” shall have the meaning set forth in Recital C.

1.28. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

1.29. “Company Contract” shall mean any Contract: (a) to which an Acquired Corporation is a party; (b) by which an Acquired Corporation is bound or under which an Acquired Corporation has any obligation; or (c) under which an Acquired Corporation has any legally enforceable right or interest.

1.30. “Company Disclosure Documents” shall have the meaning set forth in Section 3.27.

1.31. “Company Disclosure Letter” shall have the meaning set forth in Section 3.

1.32. “Company Equity Award” shall mean any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock (including, for the avoidance of doubt, all Company Options).

1.33. “Company Employee” shall mean each current employee of any Acquired Corporation.

1.34. “Company Equity Plans” shall mean (i) Viela Bio Amended and Restated 2018 Equity Incentive Plan, and (ii) any other compensatory equity award plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger or acquisition.

1.35. “Company Financial Advisor” shall have the meaning set forth in Section 3.23.

1.36. “Company Intellectual Property Rights” shall mean (i) all Intellectual Property Rights owned or purported to be owned by an Acquired Corporation or co-owned by an Acquired Corporation, on the one hand, and one or more third parties on the other and (ii) all Intellectual Property Rights which are used, licensed or purported to be licensed to an Acquired Corporation.

1.37. “Company IP Contracts” shall mean all Contracts in effect as of the Agreement Date under which any third party has licensed, granted, assigned or conveyed to an Acquired Corporation any right, title or interest in or to any material Company Intellectual Property Rights (other than “shrink wrap,” “click through” or similar license agreements accompanying widely available computer software that have not been modified or customized for an Acquired Corporation).

1.38. “Company Material Adverse Effect” shall mean any fact, circumstance, occurrence, event, change or effect (each, an “Effect”) that, individually or when taken together with all other Effects, has had or is reasonably likely to have a material adverse effect on (i) the business, operations, assets (including intangible assets), financial condition or results of operations of the Acquired Corporation, taken as a whole, or (ii) the ability of the Company to fulfill its obligations hereunder or to consummate the Transactions on the terms set forth herein; provided, however, that, none of the following Effects, by itself or when aggregated with any one or more other Effects, shall be deemed to be or constitute a Company Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more other Effects, shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur for purposes of clause (i) above: Effects arising out of or resulting from (A) (1) general market, economic or political conditions in the United States or other locations in which the Acquired Corporations have operations worldwide, including any actual government shutdown, or (2) conditions (or any changes therein) in the industries in which any Acquired Corporation conducts business, in each case, including any acts of terrorism, war or epidemics or pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”)), weather conditions or other force majeure events, in the case of each of clauses (1) and (2), solely to the extent that such Effects do not have and are not reasonably likely to have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which the Acquired Corporations conduct business; (B) the announcement of the execution of this Agreement or the pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3 that expressly addresses the consequences resulting from the execution and delivery of the Agreement, or the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Company Disclosure Letter); (C) changes in GAAP or other accounting standards (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which the Acquired Corporations conduct business; (D) changes in applicable Law or regulatory conditions (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which the Acquired Corporations conduct business; (E) changes in the trading price or trading volume of the Company Shares, in and of themselves (it being understood that any underlying cause of any such change may, subject to the other terms of this definition, be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur); (F) any failure by any of the Acquired Corporations to meet any public estimates or expectations of the Company’s bookings, revenue, earnings per share or other financial performance or results of operations for any period, or any failure by any of the Acquired Corporations to meet any internal budgets, plans or forecasts of its bookings, revenues, earnings, earnings per share or other financial performance or results of operations (it being understood that any underlying cause of any such failure may, subject to the other terms of this definition, be taken into consideration when determining whether a

Company Material Adverse Effect has occurred or is reasonably likely to occur); (G) fluctuations in the value of any currency; (H) any action taken by any Acquired Corporation at the written direction of Parent or any action specifically required to be taken by any Acquired Corporation, or the failure of any Acquired Corporation to take any action that such Acquired Corporation is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (I) Parent’s or Purchaser’s breach of this Agreement; (J) any regulatory or clinical changes, events or developments relating to any Product or any product or product candidate of any competitor of the Acquired Corporations (including with respect to any pre-clinical or clinical studies, tests, or results or announcements thereof (including any requirement to conduct further clinical studies or tests or any delayed or accelerated launch of any such Product or product or product candidate) or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of any new side effects, adverse events or safety observations) except for any changes, events or developments after the Agreement Date that would be reasonably likely to result in the withdrawal of Uplizna® from the market or the clinical hold or termination of any Company-sponsored clinical trial relating to any Product candidate, which shall not be disregarded in determining whether a Company Material Adverse Effect has occurred); or (K) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, relating to any Product or any product or product candidate of any competitor of the Acquired Corporations after the Agreement Date.

1.39. “Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Equity Plans or otherwise issued or granted by the Company.

1.40. “Company Related Parties” shall have the meaning set forth in Section 8.3(b).

1.41. “Company SEC Documents” shall have the meaning set forth in Section 3.6(a).

1.42. “Company Severance Plans” shall have the meaning set forth in Section 6.4(d).

1.43. “Company Shares” shall have the meaning set forth in Recital A.

1.44. “Company Stockholders” shall have the meaning set forth in Section 1.1(b).

1.45. “Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) as to Required Information consisting of historical financial statements of the Company or any of its Subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the Financing Sources to receive customary accountants’ comfort letters, and (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Information Materials (as defined in the Debt Commitment Letter).

1.46. “Confidentiality Agreement” shall have the meaning set forth in Section 5.1.

1.47. “Consultant Agreement” shall mean each independent contractor or consultant agreement or other consultant-related Contract between an Acquired Corporation and any independent contractors or consultants.

1.48. “Continuing Employees” shall have the meaning set forth in Section 6.4(a).

1.49. “Contract” shall mean any written or oral legally binding bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument or obligation, including all amendments thereto, and including any of the foregoing that has been terminated or has expired and has ongoing obligations or under which any liabilities of any kind may exist.

1.50. “COVID-19 Measures” shall have the meaning set forth in Section 3.14(h).

1.51. “Co-Owned Company IP” shall have the meaning set forth in Section 3.20(b).

1.52. “Debt Commitment Letter” shall mean the commitment letter, dated as of the Agreement Date, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc., together with all exhibits, annexes, schedules and attachments thereto, as amended, supplemented or replaced in compliance with this Agreement, to provide or cause to be provided, subject only to the terms and conditions expressly set forth therein, the debt financing set forth therein for the purposes of financing the Transactions.

1.53. “Debt Fee Letter” shall mean the fee letter, dated as of the Agreement Date and delivered in connection with the Debt Commitment Letter, as amended, supplemented or replaced in compliance with this Agreement.

1.54. “Debt Financing” shall mean the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, and including any other related loans, credit facilities or debt financings incurred in connection with the Transactions.

1.55. “Deferring Payroll Tax Presidential Memorandum” shall mean the presidential memorandum for the Secretary of the Treasury regarding “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” signed by the President of the Unites States on August 8, 2020.

1.56. “Determination Notice” shall have the meaning set forth in Section 6.1(b).

1.57. “DGCL” shall mean the Delaware General Corporation Law, as amended.

1.58. “Dissenting Shares” shall have the meaning set forth in Section 2.7.

1.59. “DOJ” shall mean the United States Department of Justice, or any successor thereto.

1.60. “Effective Time” shall have the meaning set forth in Section 2.3(b).

1.61. “EMA” shall mean the European Medicines Agency, or any successor thereto.

1.62. “Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, and each other plan, fund, program, agreement, arrangement or scheme sponsored, maintained or contributed to (or required to be contributed to) by the Company or any ERISA Affiliate or to which such an entity is a party, and any communications establishing or creating obligations related thereto, with respect to which the Company or any ERISA Affiliate has any liability, contingent or otherwise, for any current or former employees, directors, independent contractors, consultants or other persons engaged by the Company providing for bonus or other incentive compensation, stock purchase, stock option and other equity compensation, severance or other termination benefits, salary continuation, unemployment compensation, retention or change of control benefits, deferred compensation, vacation, profit sharing, retirement benefits, health benefits, insurance coverage, death or disability benefits, fringe benefits, or any other employee benefits or other similar compensation or benefits, including but not limited to each Employment Agreement and Consultant Agreement.

1.63. “Employment Agreement” shall mean each management, employment, relocation, repatriation, expatriation, visa, work permit or other employment-related Contract between the Company and any employees.

1.64. “End Date” shall have the meaning set forth in Section 8.1(e).

1.65. “Environmental Law” shall mean all applicable Laws issued, promulgated, approved or entered relating to the protection of the environment (including ambient air, surface water, groundwater, land, or plant or animal life or other natural resource) or human health or safety, or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Materials or any products or wastes containing any Hazardous Materials including any Laws related to product take-back, packaging, or content requirements, or the investigation, clean-up or other remediation or analysis of or liability related to Hazardous Materials.

1.66. “Equity Award Exchange Ratio” means the quotient obtained by dividing (A) the Merger Consideration by (B) the Ultimate Parent Ordinary Share Value.

1.67. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

1.68. “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

1.69. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

1.70. “Excluded Shares” shall have the meaning set forth in Section 2.5(a).

1.71. “Existing D&O Policy” shall have the meaning set forth in Section 6.7(b).

1.72. “Expiration Date” shall have the meaning set forth in Section 1.1(c).

1.73. “Extension Deadline” shall have the meaning set forth in Section 1.1(c).

1.74. “FDA” shall mean the United States Food and Drug Administration, or any successor thereto.

1.75. “Financing Sources” shall mean the agents, arrangers, managers, lenders and other entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the agents and lenders under the Parent Credit Facility and the parties to the Debt Commitment Letter, and any joinder agreements, credit agreements, indentures or other definitive documentation relating thereto, together with their Affiliates and their and their Affiliates’ officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives and their respective successors and assigns.

1.76. “FTC” shall mean the United States Federal Trade Commission, or any successor thereto.

1.77. “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

1.78. “Governmental Entity” shall mean any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal.

1.79. “Governmental Patent Authority” shall have the meaning set forth in Section 3.20(g).

1.80. “Hazardous Material” shall mean any hazardous waste, substance, material, emission or chemical pollutant or contaminant (including petroleum and petroleum products, PCBs, urea-formaldehyde, radon, mold, chlorofluorocarbons and all other ozone-depleting substances, lead or lead based paints or materials, friable asbestos or asbestos containing materials, and any other material regulated under, or that can result in liability under, any Environmental Law).

1.81. “Health Care Laws” shall mean: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal false statements law (42 U.S.C. Section 1320a-7b(a)), 18 U.S.C. Sections 286 and 287, the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the Stark Law (42 U.S.C. Section 1395nn), the civil monetary penalties law (42 U.S.C. Section 1320a-7a), the exclusion law (42 U.S.C. Section 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. Section 1320-7h), and applicable laws governing government funded or sponsored healthcare programs; (iii) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and (vi) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company; and (vii) the directives and regulations promulgated pursuant to such statutes and any state or non-United States counterpart thereof.

1.82. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.83. “ICRA” shall have the meaning set forth in Section 3.14(j).

1.84. “Indebtedness” shall have the meaning set forth in Section 5.3(g).

1.85. “Indemnified Persons” shall have the meaning set forth in Section 6.7(a).

1.86. “Initial Expiration Date” shall have the meaning set forth in Section 1.1(c).

1.87. “Intellectual Property Rights” shall mean any and all of the following and all worldwide common law and statutory rights in or arising out of: (i) all issued patents, pending patent applications and abandoned patents and applications, provided that they can be revived (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all reissues, re-examinations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyright registrations and applications therefor and all copyrightable works (including databases and other compilations of information, mask works and semiconductor chip rights), and all other rights corresponding thereto throughout the world however denominated, including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) rights in trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations (“Trademarks”); (v) rights in trade secrets as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law (“Trade Secrets”); (vi) rights with respect to databases and data collections; (vii) other rights in internet domain names and social media accounts; (viii) any other proprietary, intellectual or industrial property rights of any kind or nature; and (ix) the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Laws of any jurisdiction worldwide.

1.88. “Intervening Event” shall mean any material event or development or material change of circumstances with respect to the Acquired Corporations (taken as a whole) that (i) was neither known to the Company Board or any of the Company’s executive officers nor reasonably foreseeable by the Company Board or any of the Company’s executive officers, in each case as of or prior to the Agreement Date and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (C) expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws or (D) the mere fact the Acquired Corporations meet or exceed any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the Agreement Date, or changes after the Agreement Date in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that, with respect to clause (D), the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an Intervening Event).

1.89. “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of such matter by any of the executive officers or directors of the Company after reasonable inquiry. With respect to matters involving Intellectual Property Rights, knowledge does not require that any of the Company’s executive officers or directors conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third party intellectual property that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers or directors.

1.90. “Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of Nasdaq).

1.91. “Leased Real Property” shall mean all real property leased for the benefit of the Company.

1.92. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

1.93. “Licensed Company IP” shall mean all Intellectual Property Rights that are licensed or purported to be licensed, exclusively or non-exclusively, to the Company.

1.94. “Lien” shall mean any pledge, claim, lien, charge, mortgage, hypothecation, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

1.95. “Made Available” shall have the meaning set forth Section 9.13(j).

1.96. “Material Contract” shall have the meaning set forth in Section 3.17(a).

1.97. “Maximum Premium” shall have the meaning set forth in Section 6.7(b).

1.98. “Merger” shall have the meaning set forth in Recital B.

1.99. “Merger Consideration” shall have the meaning set forth in Section 2.5(a)(iii).

1.100. “Minimum Condition” shall have the meaning set forth in Annex I.

1.101. “Nasdaq” shall mean the Nasdaq Global Select Market, or any successor inter-dealer quotation system operated by Nasdaq, Inc., or any successor thereto.

1.102. “Offer” shall have the meaning set forth in Recital A.

1.103. “Offer Acceptance Time” shall mean the first time as of which Purchaser accepts any Company Shares for payment pursuant to the Offer.

1.104. “Offer Closing” shall have the meaning set forth in the Section 1.1(b).

1.105. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

1.106. “Offer Conditions” shall have the meaning set forth in Section 1.1(b).

1.107. “Offer Documents” shall have the meaning set forth in Section 1.1(e).

1.108. “Offer Price” shall have the meaning set forth in Recital A.

1.109. “Offer to Purchase” shall have the meaning set forth in Section 1.1(b).

1.110. “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.

1.111. “Owned Company IP” shall mean those Intellectual Property Rights that are owned or purported to be owned by the Company.

1.112. “Parent Credit Facility” shall mean the Credit Agreement, dated as of May 7, 2015, among Horizon Therapeutics USA, Inc., as borrower, Horizon Therapeutics PLC, as a guarantor, the other guarantors from time to time party thereto, the lenders from time to time party thereto, the issuing banks from time to time party thereto, and Citibank, N.A., as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified from time to time.

1.113. “Parent Related Parties” shall have the meaning set forth in Section 8.3.

1.114. “Party” or “Parties” shall mean Parent, Purchaser and the Company.

1.115. “Paying Agent” shall have the meaning set forth in Section 2.6(a).

1.116. “Payment Fund” shall have the meaning set forth in Section 2.6(a).

1.117. “Permits” shall have the meaning set forth in Section 3.11(b).

1.118. “Permitted Liens” shall mean (a) Liens disclosed on the consolidated balance sheet of such Person included in the most recent annual report filed by such Person with the SEC prior to the Agreement Date, (b) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable without penalty or interest or liens for Taxes being contested in good faith by any appropriate Action for which adequate reserves have been established to the extent required by GAAP, (c) Liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business, (d) in the case of Leased Real Property, defects, imperfections or irregularities in title, covenants, easements and rights-of-way (unrecorded and of record) and other similar Liens (or other Liens of any type) on zoning, building and other similar codes or restrictions relating to Leased Real Property, in each case that do not adversely affect in any material respect the current use of the applicable Leased Real Property owned, leased or held for use by any Acquired Corporation, (e) non-exclusive licenses of Intellectual Property Rights granted by the Company in the ordinary course of business and (f) Liens set forth under “Permitted Liens” in Section A of the Company Disclosure Letter.

1.119. “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

1.120. “Personal Information” shall mean patient medical records and all other information and data, including with respect to the collection, use, storage, sharing, transfer, disposition, protection and processing thereof (including in connection with any nonclinical, preclinical or clinical trials conducted with respect to any Product).

1.121. “Pre-Closing Period” shall have the meaning set forth in Section 5.1.

1.122. “Principal Stockholders” shall have the meaning set forth in Recital F.

1.123. “Product” shall mean Uplizna® and any product candidate, drug or compound that any Acquired Corporation is developing or seeking regulatory approval for as of the Agreement Date.

1.124. “Purchaser” shall have the meaning set forth in the Preamble.

1.125. “Purchaser Material Adverse Effect” shall mean any Effect that, individually or when taken together with all other Effects, does, or would be reasonably likely to, have a material adverse effect on the ability of Parent or Purchaser to fulfill its obligations hereunder or to consummate the Transactions in a timely manner on the terms set forth herein.

1.126. “Regulatory Authority” shall mean any Governmental Entity, or multinational governmental health regulatory agency or authority within a regulatory jurisdiction, with the authority to grant approvals, licenses, registrations or authorizations necessary for the development, manufacture, use and sale of a pharmaceutical product, including the FDA and the EMA.

1.127. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

1.128. “Required Information” shall have the meaning set forth in Section 6.15(b).

1.129. “Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine).

1.130. “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or any Law relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation (collectively, “Export-Import Laws”), including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any Person that is organized in, or is a national or resident of a Sanctioned Country.

1.131. “Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, Her Majesty’s Treasury, and the European Union.

1.132. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

1.133. “Schedule 14D-9” shall have the meaning set forth in Section 1.2(a).

1.134. “Schedule TO” shall have the meaning set forth in Section 1.1(e).

1.135. “SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.

1.136. “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

1.137. “Solely Owned Company IP” shall have the meaning set forth in Section 3.20(b).

1.138. “Specified Agreement” shall have the meaning set forth in Section 8.1(f).

1.139. “Spin-Out” shall mean the transactions with and involving MedImmune, LLC, AstraZeneca Collaboration Ventures, LLC and their Affiliates, in connection with that certain Asset Purchase Agreement, by and between the Company and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018.

1.140. “Stockholder List Date” shall have the meaning set forth in Section 1.2(b).

1.141. “Subsidiary” shall mean (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting securities of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (e) any representative office, sales office or branch in the United States.

1.142. “Superior Proposal” shall mean any bona fide written Acquisition Proposal involving an Acquisition Transaction that the Company Board shall have determined in good faith (after consultation with its independent financial advisor and its outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal, the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and (b) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Company Shares (in their capacity as such and after taking into account any adjustment to the terms and conditions of this Agreement or the Offer proposed by Parent in response to such Acquisition Proposal in accordance with Section 6.1(b)) than the Transactions; provided that for purposes of the definition of “Superior Proposal”, the references to “twenty percent” (20%) in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent” (50%).

1.143. “Surviving Corporation” shall have the meaning set forth in Recital B.

1.144. “Takeover Laws” shall have the meaning set forth in Section 3.21.

1.145. “Tax” shall mean (i) any and all taxes, including net income, gross income, gross receipts, capital gains, alternative, minimum, sales, consumption, use, social services, goods and services, value added, harmonized sales, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, wage, employment, unemployment, pension, health insurance, excise, escheat, severance, stamp, occupation, premium, property, windfall profits, environmental, customs, duties or other taxes, fees, assessments, social security contributions or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of any group of entities for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify (or pay the Taxes of) any other Person.

1.146. “Tax Returns” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, with respect to Taxes.

1.147. “Tender Agreements” shall have the meaning set forth in Recital F.

1.148. “Termination Fee” shall have the meaning set forth in Section 8.3.

1.149. “Third Party Service Provider” shall mean any Person acting for or otherwise on behalf of the Company that may collect, store, process, analyze or otherwise have access to any nonclinical, preclinical or clinical trials data, patient medical records, or any Personal Information or confidential information of the Company.

1.150. “Trade Control Laws” shall have the meaning set forth in Section 3.12.

1.151. “Transaction Litigation” shall have the meaning set forth in Section 6.8.

1.152. “Transactions” shall mean (i) the execution and delivery of this Agreement and the Tender Agreement and (ii) all of the transactions contemplated by this Agreement and the Tender Agreement, including the Offer and the Merger.

1.153. “Transfer Tax” shall mean any documentary, sales, use, registration, stamp, or other similar tax payable by reason of the transactions contemplated by this Agreement.

1.154. “Ultimate Parent” shall have the meaning set forth in the Preamble.

1.155. “Ultimate Parent Ordinary Shares” shall mean the ordinary shares of Ultimate Parent, nominal value $0.0001 per share.

1.156. “Ultimate Parent Ordinary Share Value” shall mean the dollar volume-weighted average price, rounded to four decimal points, of shares of Ultimate Parent Ordinary Shares on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) for the period of the five (5) consecutive trading days prior to the date that is two (2) Business Days prior to the Closing Date.

1.157. “WARN Act” shall have the meaning set forth in Section 3.14(e).

1.158. “Willful Breach” shall mean a material breach of any covenant or agreement set forth in this Agreement prior to the date of termination of this Agreement that is a consequence of an act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would result in such breach.

EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VIELA BIO, INC.

The undersigned, a natural person (the “Sole Incorporator”), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

FIRST: The name of the “Corporation” is:

Viela Bio, Inc.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH: The Corporation is authorized to issue one class of stock, to be designated “Common Stock”, with a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one thousand (1,000).

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the “Board”). In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the bylaws of the Corporation (the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board is authorized to make, adopt, amend, alter or repeal the Bylaws. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

SEVENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the

DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in Paragraph C of this Article SEVENTH with respect to proceedings to enforce rights to indemnification or an advancement of expenses or as otherwise required by law, the Corporation shall not be required to indemnify or advance expenses to any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board.

B. In addition to the right to indemnification conferred in Paragraph A of this Article SEVENTH, an Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this Paragraph B or otherwise.

C. If a claim under Paragraph A or B of this Article SEVENTH is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article SEVENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

F. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article SEVENTH with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

G. The rights conferred upon Indemnitees in this Article SEVENTH shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee, agent or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article SEVENTH that adversely affects any right of an Indemnitee or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to any such amendment, alteration or repeal.

H. If any word, clause, provision or provisions of this Article SEVENTH shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article SEVENTH (including, without limitation, each portion of any Paragraph of this Article SEVENTH containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article SEVENTH (including, without limitation, each such portion of any Paragraph of this Article SEVENTH containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

EIGHTH: No director shall be personally liable to the Corporation or its stockholders for any monetary damages for breaches of fiduciary duty as a director; provided that this provision shall not eliminate or limit the liability of a director, to the extent that such liability is imposed by applicable law, (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 or successor provisions of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been subscribed this      day of     , 2021 by the undersigned who affirms that the statements made herein are true and correct.

Viela Bio, Inc.

By:
NAME:
TITLE:

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Company Shares validly tendered (and not withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Agreement, is subject to the satisfaction of the conditions set forth in clauses “(i)” through “(viii)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Company Shares, and, to the extent permitted by this Agreement, may (x) terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (y) amend the Offer as otherwise permitted by this Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition (as defined below) shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(ii)” through “(viii)” below shall not be satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(i) (a) there shall have been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its Subsidiaries, represent one more Company Share than 50% of the total number of (y) Company Shares outstanding at the time of the expiration of the Offer, plus (z) the aggregate number of Company Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Company Shares have not yet been issued to such exercising holders of Company Options) (the “Minimum Condition”);

(ii) (a) the representations and warranties of the Company set forth in Sections 3.2(a) (first sentence only) and 3.2(b) (Capital Stock) of the Agreement shall have been accurate in all respects as of the Agreement Date and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by the Company) de minimis inaccuracies (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) any update of or modification to the Company Disclosure Letter made or purported to have been made after the Agreement Date shall be disregarded and (2) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (a)) only as of such date;

Annex I-1

(b) the representations and warranties of the Company set forth in Sections 3.1 (Organization, Standing and Power), 3.4 (Authority), 3.21 (Takeover Statutes), 3.23 (Brokers), 3.24 (No Vote Required) and 3.25 (first sentence only) (Opinion of Financial Advisor) of the Agreement shall have been accurate in all material respects as of the Agreement Date, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (2) any update of or modification to the Company Disclosure Letter made or purported to have been made after the Agreement Date shall be disregarded and (3) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)) only as of such date);

(c) the representations and warranties of the Company set forth in clause “(b)” of the first sentence of Section 3.8 (Absence of Certain Changes or Events) shall have been accurate in all respects as of the Agreement Date and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Company Disclosure Letter made or purported to have been made after the Agreement Date shall be disregarded);

(d) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(a)”, “(b)” or “(c)” above) shall have been accurate in all respects as of the Agreement Date, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively), do not constitute, and would not reasonably be expected to have, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (2) any update of or modification to the Company Disclosure Letter made or purported to have been made after the Agreement Date shall be disregarded and (3) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(iii) the Company shall have complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time;

(iv) since the Agreement Date, there shall not have been any Company Material Adverse Effect;

(v) any consent, approval or clearance with respect to, or terminations or expiration of any applicable waiting period (and any extensions thereof) imposed under the HSR Act, shall have been obtained, shall have been received or shall have terminated or expired, as the case may be;

(vi) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in clauses “(ii),” “(iii)” and “(iv)” of this Annex I have been duly satisfied;

Annex I-2

(vii) there shall not have been issued by any Governmental Entity (and remain in effect) any temporary restraining order, judgement, preliminary or permanent injunction or other order preventing the acquisition of or payment for Company Shares pursuant to the Offer nor shall any action have been taken by any Governmental Entity, or any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Entity which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Company Shares pursuant to the Offer, or the consummation of the Offer or the Merger; and

(viii) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and (except for the Minimum Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

AnnexI-3

ANNEX II

FORM OF TENDER AND SUPPORT AGREEMENT